

# UNITED STATES LIME & MINERALS, INC.

## 2025

Annual Report and Form 10-K

# COMPANY PROFILE

United States Lime & Minerals, Inc., headquartered in Dallas, Texas, is a manufacturer of lime and limestone products, supplying primarily the construction (including highway, road, and building contractors), industrial (including paper and glass manufacturers), environmental (including municipal sanitation and water treatment facilities and flue gas treatment processes), metals (including steel producers), roof shingle manufacturers, agriculture (including poultry producers), and oil and gas services industries.

United States Lime & Minerals, Inc.'s common stock is listed on the Nasdaq Global Select Market® under the symbol USLM. The Company and its Board of Directors have a strong commitment to sound corporate governance. Our Code of Business Conduct and Ethics and other corporate governance materials can be found on our website at http://investors.uslm.com.

# SELECTED FINANCIAL DATA[1]

(in thousands, except per share amounts)

| Operations data: | | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 |
|---|---|---|---|---|---|---|---|---|
| Revenues | $ | 372,727 | 317,721 | 281,330 | 236,150 | 189,255 | 160,704 | 158,277 |
| Gross profit | $ | 182,398 | 143,981 | 102,867 | 70,342 | 59,260 | 47,587 | 41,676 |
| Other (income) expense, net | $ | (13,158) | (11,460) | (7,940) | (1,779) | (101) | (203) | (1,654) |
| Net income | $ | 134,275 | 108,839 | 74,549 | 45,429 | 37,045 | 28,223 | 26,056 |
| Weighted-average shares (diluted) outstanding | | 28,733 | 28,688 | 28,533 | 28,402 | 28,342 | 28,199 | 28,106 |
| Diluted net income per share | $ | 4.67 | 3.79 | 2.61 | 1.60 | 1.31 | 1.00 | 0.93 |
| Cash dividends per share [2] | $ | 0.24 | 0.20 | 0.16 | 0.16 | 0.13 | 0.13 | 1.18 |
| **Balance sheet data:** | | | | | | | | |
| Working capital [3] | $ | 431,684 | 337,820 | 237,478 | 174,453 | 139,242 | 112,408 | 83,276 |
| Total assets | $ | 681,044 | 543,163 | 440,602 | 367,772 | 316,196 | 279,098 | 247,037 |
| Stockholders' equity | $ | 630,760 | 497,741 | 393,104 | 321,088 | 278,206 | 243,192 | 217,132 |
| Stockholders' equity per outstanding common share | $ | 22.00 | 17.39 | 13.79 | 11.31 | 9.82 | 8.62 | 7.73 |

[1] All share and per share information has been adjusted to reflect a 5-for-1 stock split, effected July 12, 2024.
[2] Includes a $1.07 special cash dividend paid in December 2019.
[3] Current assets minus current liabilities.

## TO OUR SHAREHOLDERS:

We are pleased to report another record year financial performance in 2025. Due to our continued strong cash flows from operations, our cash balances increased by $93.1 million during 2025 to $371.1 million. We continued construction of the new vertical kiln at our Texas Lime plant in Cleburne, Texas, which we expect to complete in 2026. We estimate that the construction cost of the new kiln and related equipment and infrastructure project will total approximately $65 million. We made $62.7 million in total capital expenditures in 2025, including $35.9 million on the Texas kiln project, while keeping our balance sheet debt free.

During 2025, our revenues were $372.7 million, compared to $317.7 million in 2024, an increase of $55.0 million, or 17.3%. The increase was due to an 11.7% increase in sales volumes and a 5.6% increase in average selling prices for our lime and limestone products. Increased volumes were primarily due to increased demand from our construction, environmental and steel customers, partially offset by decreased demand from our oil and gas services customers.

Our gross profit increased to $182.4 million for 2025 from $144.0 million for 2024, an increase of $38.4 million, or 26.7%. The increase in gross profit in 2025, compared to 2024, resulted primarily from the increased revenues discussed above.

Our net income in 2025 increased $25.4 million, or 23.4%, to $134.3 million, from $108.8 million in 2024. Diluted net income per share increased by $0.88 to $4.67 in 2025, from $3.79 in 2024.

We are grateful for the continued support of our dedicated employees and our vital customers and vendors during this past year. In the face of the many challenges ahead during this period of uncertainty, we remain committed to growing and improving our performance to further enhance long-term shareholder value. We believe that our investments in our people, our facilities, and our processes have us well positioned, both operationally and financially, to meet those challenges together.

Timothy W. Byrne
President and CEO

## 2026 ANNUAL MEETING OF SHAREHOLDERS

The 2026 Annual Meeting of Shareholders will be held at the Residence Inn Dallas by the Galleria, 5460 James Temple Drive, Dallas, Texas, 75240, on Friday, May 1, 2026, commencing at 10:00 a.m. local time.

All shareholders are urged to attend the 2026 Annual Meeting. A formal Notice of the Annual Meeting, Proxy Statement, and Proxy Card accompany this Annual Report and Form 10-K.

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File Number 000-04197**

# United States Lime & Minerals, Inc.

(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| **Texas** | **75-0789226** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |
| **5429 LBJ Freeway, Suite 230, Dallas, Texas** | **75240** |
| (Address of principal executive offices) | (Zip code) |

Registrant's telephone number, including area code: **(972) 991-8400**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common stock, $0.10 par value | USLM | The Nasdaq Stock Market LLC |

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates computed as of the last business day of the Registrant's quarter ended June 30, 2025: $1,066,695,434.

Number of shares of Common Stock outstanding as of February 24, 2026: 28,670,056.

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III incorporates information by reference from the Registrant's definitive Proxy Statement to be filed for its 2026 Annual Meeting of Shareholders. Part IV incorporates certain exhibits by reference from the Registrant's previous filings.

**TABLE OF CONTENTS**

# PART I

## ITEM 1.  BUSINESS.

### General.

United States Lime & Minerals, Inc. (the "Company," the "Registrant," "We" or "Our"), which was incorporated in 1950, conducts lime and limestone operations.

The Company's principal corporate office is located at 5429 LBJ Freeway, Suite 230, Dallas, Texas 75240. The Company's telephone number is (972) 991-8400 and its internet address is www.uslm.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as the Company's definitive proxy statement filed pursuant to Section 14(a) of the Exchange Act, are available free of charge on the Company's website as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission (the "SEC").

### Company Operations.

**Business and Products.**  The Company is a manufacturer of lime and limestone products, supplying primarily the construction (including highway, road, and building contractors), industrial (including paper and glass manufacturers), environmental (including municipal sanitation and water treatment facilities and flue gas treatment processes), metals (including steel producers), roof shingle manufacturers, agriculture (including poultry producers), and oil and gas services industries. The Company is headquartered in Dallas, Texas and operates lime and limestone plants and distribution facilities in Arkansas, Colorado, Louisiana, Missouri, Oklahoma and Texas through its wholly owned subsidiaries, Arkansas Lime Company, ART Quarry TRS LLC (DBA Carthage Crushed Limestone), Colorado Lime Company, Mill Creek Dolomite, LLC, Texas Lime Company, U.S. Lime Company, U.S. Lime Company-Shreveport, U.S. Lime Company-St. Clair and U.S. Lime Company-Transportation.  In addition, the Company, through its wholly owned subsidiary, U.S. Lime Company-O & G, LLC, has royalty and non-operated working interests in natural gas wells located in Johnson County, Texas, in the Barnett Shale Formation.

The Company produces high-quality limestone from its open-pit quarries and underground mines that it sells as crushed limestone or processes further to produce several higher-value lime and limestone products, including pulverized limestone ("PLS"), quicklime, hydrated lime, and lime slurry.  PLS (also referred to as ground calcium carbonate) is produced by applying heat to dry the limestone, which is then ground to granular and finer sizes. Quicklime (calcium oxide) is produced by heating limestone to very high temperatures in kilns in a process called calcination. Hydrated lime (calcium hydroxide) is produced by reacting quicklime with water in a controlled process. Lime slurry (milk of lime) is a suspended solution of calcium hydroxide produced by mixing quicklime with water in a lime slaker.

Crushed limestone is used primarily in construction aggregates.  PLS is used in the production of construction materials, such as roof shingles and asphalt paving, as an additive to agriculture feeds, in the production of glass, as an agricultural soil enhancement, in flue gas treatment for utilities and other industries requiring scrubbing of emissions for environmental purposes and for mine safety dust in coal mining operations. Quicklime is used primarily in metal processing, in flue gas treatment, in soil stabilization for highway, road, and building construction, as well as for oilfield roads and drill sites, in the manufacturing of paper products, and in municipal sanitation and water treatment facilities. Hydrated lime is used primarily in municipal sanitation and water treatment facilities, in soil stabilization for highway, road, and building construction, in flue gas treatment, in asphalt as an anti-stripping agent, as a conditioning agent for oil and gas drilling mud, and in the production of chemicals. Lime slurry is used primarily in soil stabilization for highway, road, and building construction.

**Product Sales.**  In 2025, the Company sold almost all of its lime and limestone products in the states of Arkansas, Colorado, Iowa, Kansas, Louisiana, Missouri, Oklahoma, Tennessee, and Texas.  Sales were made primarily by the Company's nine sales employees who call on current and potential customers and solicit orders, which are generally made on a purchase-order basis. The Company also receives orders in response to bids that it prepares and submits to current and potential customers.

Principal customers for the Company's lime and limestone products are construction customers (including highway, road, and building contractors), industrial customers (including paper manufacturers and glass manufacturers), environmental customers (including municipal sanitation and water treatment facilities and flue gas treatment processes), metals producers (including steel producers), roof shingle manufacturers, agriculture (including poultry producers), and oil and gas services companies.

Approximately 675 customers accounted for the Company's sales of lime and limestone products during 2025. No single customer accounted for more than 10% of such sales. The Company is generally not subject to significant customer demand and credit risks as its customers are considerably diversified within its geographic region and by industry concentration. However, given the nature of the lime and limestone industry, the Company's profits are very sensitive to changes in sales volumes, prices, and costs.

Lime and limestone products are transported by truck and rail to customers generally within a radius of 400 miles of each of the Company's plants. All of the Company's 2025 sales were made within the United States.

**Seasonality.** The Company's sales have typically reflected seasonal trends, with the largest percentage of total annual shipments and revenues normally being realized in the second and third quarters. Lower seasonal demand normally results in reduced shipments and revenues in the first and fourth quarters. Inclement weather conditions generally have a negative impact on the demand for lime and limestone products supplied to construction-related customers, as well as on the Company's open-pit quarrying operations.

**Limestone Mineral Resources and Reserves.** The Company's limestone mineral resources and reserves contain at least 96% calcium carbonate ($CaCO_3$). The Company has four subsidiaries that extract limestone from open-pit quarries: Texas Lime Company ("Texas Lime"), which operates the Texas Lime Quarry and is located near Cleburne, Texas; Arkansas Lime Company ("Arkansas Lime"), which operates the Batesville Quarry and is located near Batesville, Arkansas; ACT Holdings, Inc. ("ACT"), which owns the Love Hollow Quarry and is located near Cushman, Arkansas; and Mill Creek Dolomite, LLC ("Mill Creek"), which operates the Mill Creek Quarry and is located near Mill Creek, Oklahoma. U.S. Lime Company-St. Clair ("St. Clair") extracts limestone from the St. Clair Mine, an underground mine located near Marble City, Oklahoma. Carthage Crushed Limestone ("Carthage") extracts limestone from the Carthage Mine, an underground mine located in Carthage, Missouri. Colorado Lime Company ("Colorado Lime") owns property containing limestone deposits at Monarch Pass, Colorado. Existing crushed limestone stockpiles on the property are being used to provide feedstock to the Company's plant in Delta, Colorado. Access to all properties is provided by paved roads and, in the case of Arkansas Lime, St. Clair, Carthage, and Mill Creek, also by rail.

The following table shows annual mined tons of limestone (in thousands) at the Company's mining properties for the years ended December 31, 2025, 2024, and 2023:

| Mine/Location | Tons Mined (in thousands of tons) | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Texas Lime Quarry | 1,480 | 1,450 | 1,575 |
| Batesville Quarry | 709 | 601 | 785 |
| Love Hollow Quarry | 941 | 413 | 266 |
| St. Clair Mine | 581 | 466 | 477 |
| Carthage Mine | 701 | 671 | 625 |
| Mill Creek Quarry | 275 | 250 | 169 |
| Total Production | 4,687 | 3,851 | 3,897 |

During 2023, the Company engaged SYB Group, LLC ("SYB") to serve as the Qualified Person ("QP") to update estimates of the Company's limestone mineral resources and reserves, as of December 31, 2023, at its quarries and mines at Texas Lime, Batesville, Love Hollow, and St. Clair (collectively, the "Material Properties") and provide Technical Report Summaries ("TRSs") to file as Exhibits 96.1-96.4 to its Report on its Form 10-K for the year ended December 31, 2023. The QP was not retained to prepare estimates at Carthage, Mill Creek, or Colorado because the Company had not completed a drilling program sufficient to enable the QP to prepare estimates of the limestone mineral resources and reserves at those properties.

The Company has not conducted a drilling program on any of the Material Properties subsequent to the December 31, 2023 effective date of the 2023 TRSs.  In the 2023 TRSs, limestone resources and reserves were calculated using a $12.70 per ton price assumption for crushed limestone based on the U.S. Geological Survey Mineral Commodity Summaries 2023.  The U.S. Geological Survey Mineral Commodity Summaries 2025 increased the price for crushed limestone to $15.86 per ton, but the QP has determined that this change in price did not have a material impact on the calculation of the reserves and resources and that all material assumptions and information from the TRSs for Material Properties as of December 31, 2023 remain current as of December 31, 2025.  The Company has not asked the QP to produce updated TRSs as of December 31, 2025, and it has continued to present limestone and mineral resources and reserves for all Material Properties using the 2023 $12.70 per ton price assumption for crushed limestone.

Summaries of the Company's total limestone mineral resources and reserves for all Material Properties as of December 31, 2025 and 2024 are shown below.  The terms Mineral Resource, Measured Resources, Indicated Resources, Mineral Reserves, Proven Reserves, and Probable Reserves are defined in accordance with SEC Regulation S-K subpart 229.1300 governing disclosures by registrants engaged in mining operations.  Limestone mineral resources are presented exclusive of limestone mineral reserves.

**Summary of Total Limestone Mineral Resources - Exclusive of Mineral Reserves - as of December 31, 2025, Based on $12.70 per Ton**
**(in thousands of tons)**

| Measured Resources (tons) | Cutoff Grade | Indicated Resources (tons) | Cutoff Grade | Measured + Indicated Resources (tons) | Cutoff Grade |
|---|---|---|---|---|---|
| 18,193 | Above 96.0% ($CaCO_3$) | 137,857 | Above 96.0% ($CaCO_3$) | 156,050 | Above 96.0% ($CaCO_3$) |

**Summary of Total Limestone Mineral Resources - Exclusive of Mineral Reserves - as of December 31, 2024, Based on $12.70 per Ton**
**(in thousands of tons)**

| Measured Resources (tons) | Cutoff Grade | Indicated Resources (tons) | Cutoff Grade | Measured + Indicated Resources (tons) | Cutoff Grade |
|---|---|---|---|---|---|
| 18,193 | Above 96.0% ($CaCO_3$) | 137,986 | Above 96.0% ($CaCO_3$) | 156,179 | Above 96.0% ($CaCO_3$) |

**Summary of Total Limestone Mineral Reserves as of December 31, 2025, Based on $12.70 per Ton**
**(in thousands of tons)**

| Proven Reserves (tons) | Cutoff Grade | Probable Reserves (tons) | Cutoff Grade | Total Mineral Reserves (tons) | Cutoff Grade |
|---|---|---|---|---|---|
| 151,647 | Above 96.0% ($CaCO_3$) | 71,503 | Above 96.0% ($CaCO_3$) | 223,150 | Above 96.0% ($CaCO_3$) |

**Summary of Total Limestone Mineral Reserves as of December 31, 2024, Based on $12.70 per Ton**
**(in thousands of tons)**

| Proven Reserves (tons) | Cutoff Grade | Probable Reserves (tons) | Cutoff Grade | Total Mineral Reserves (tons) | Cutoff Grade |
|---|---|---|---|---|---|
| 154,863 | Above 96.0% ($CaCO_3$) | 72,037 | Above 96.0% ($CaCO_3$) | 226,900 | Above 96.0% ($CaCO_3$) |

Set forth below is a description of each of the Company's limestone mining properties.  The Company considers the four mining properties associated with Texas Lime, Batesville, Love Hollow, and St. Clair to be material for purposes of application of SEC Regulation S-K subpart 229.1300.  Included in the description of each of these four Material Properties are disclosures with respect to such property's limestone mineral resources and reserves.  For additional information with respect to the Material Properties, see the TRSs prepared by SYB, as of December 31, 2023, in Exhibits 96.1-96.4 to this Report on Form 10-K.

Texas Lime owns the Texas Lime Quarry and has crushed limestone, PLS, quicklime, and hydrated lime production facilities, located on approximately 5,200 acres of land in Johnson County, Texas that contains known high-quality limestone mineral resources in a bed averaging 25 to 35 feet in thickness.  As of December 31, 2025, the total net book value of the Texas Lime Quarry was $13.4 million.  As of December 31, 2025, the Texas Lime Quarry had

56.7 million tons of proven limestone mineral reserves and 47.5 million tons of probable limestone mineral reserves. Based on the current level of production and recovery rates, the Company estimates that these reserves are sufficient to sustain its limestone operations for approximately 70 years.

The following is a map of the Texas Lime Quarry location:



The tables below summarize the limestone mineral resources and reserves at the Texas Lime Quarry as of December 31, 2025 and 2024:

**Texas Lime Quarry - Summary of Limestone Mineral Resources - Exclusive of Mineral Reserves**
**(in thousands of tons)**

| | as of December 31, 2025 | | | | as of December 31, 2024 | | |
| Resource Category | Resources (tons) | Cutoff Grade | Processing Recovery | | Resources (tons) | Cutoff Grade | Processing Recovery |
|---|---|---|---|---|---|---|---|
| Measured Mineral Resources | - | 96.0($CaCO_3$) | N/A | | - | 96.0($CaCO_3$) | N/A |
| Indicated Mineral Resources | - | - | N/A | | - | - | N/A |
| Total Measured + Indicated Resources | - | 96.0($CaCO_3$) | N/A | | - | 96.0($CaCO_3$) | N/A |

**Texas Lime Quarry - Summary of Limestone Mineral Reserves**
**(in thousands of tons)**

| | as of December 31, 2025 | | | | as of December 31, 2024 | | |
|---|---|---|---|---|---|---|---|
| Resource Category | Reserves (tons) | Cutoff Grade | Mining Recovery | | Reserves (tons) | Cutoff Grade | Mining Recovery |
| Proven Reserves | 56,692 | 96.0(CaCO$_3$) | 95% | | 58,233 | 96.0(CaCO$_3$) | 95% |
| Probable Reserves | 47,532 | 96.0(CaCO$_3$) | 95% | | 47,532 | 96.0(CaCO$_3$) | 95% |
| Total Mineral Reserves | 104,224 | 96.0(CaCO$_3$) | 95% | | 105,765 | 96.0(CaCO$_3$) | 95% |

Arkansas Lime owns the Batesville Quarry and has crushed limestone, PLS, quicklime, and hydrated lime production facilities, located on approximately 1,260 acres of land in Independence County, Arkansas that contains known high-quality limestone mineral resources in a bed averaging 60 feet in thickness. As of December 31, 2025, the Batesville Quarry had a net book value of $4.4 million. As of December 31, 2025, the Batesville Quarry had 8.1 million tons of indicated limestone mineral resources, 6.8 million tons of proven limestone mineral reserves, and 2.9 million tons of probable limestone mineral reserves. Based on the projected level of production and recovery rates, the Company estimates that these reserves are sufficient to sustain its limestone operations for approximately 17 years.

The following is a map of the Batesville Quarry location:



The tables below summarize the limestone mineral resources and reserves at the Batesville Quarry as of December 31, 2025 and 2024:

**Batesville Quarry - Summary of Limestone Mineral Resources  - Exclusive of Mineral Reserves**
**(in thousands of tons)**

| | as of December 31, 2025 | | | | as of December 31, 2024 | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Resource Category | Resources (tons) | Cutoff Grade | Processing Recovery | | Resources (tons) | Cutoff Grade | Processing Recovery |
| Measured Mineral Resources | - | 96.0(CaCO$_3$) | N/A | | - | 96.0(CaCO$_3$) | N/A |
| Indicated Mineral Resources | 8,110 | 96.0(CaCO$_3$) | N/A | | 8,239 | 96.0(CaCO$_3$) | N/A |
| Total Measured + Indicated Resources | 8,110 | 96.0(CaCO$_3$) | N/A | | 8,239 | 96.0(CaCO$_3$) | N/A |

**Batesville Quarry - Summary of Limestone Mineral Reserves**
**(in thousands of tons)**

| | as of December 31, 2025 | | | | as of December 31, 2024 | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Resource Category | Reserves (tons) | Cutoff Grade | Mining Recovery[1] | | Reserves (tons) | Cutoff Grade | Mining Recovery[1] |
| Proven Reserves | 6,849 | 96.0(CaCO$_3$) | 82%/75% | | 6,877 | 96.0(CaCO$_3$) | 82%/75% |
| Probable Reserves | 2,924 | 96.0(CaCO$_3$) | 82%/75% | | 3,458 | 96.0(CaCO$_3$) | 82%/75% |
| Total Mineral Reserves | 9,773 | 96.0(CaCO$_3$) | 82%/75% | | 10,335 | 96.0(CaCO$_3$) | 82%/75% |

[1] Mining recovery is listed as open-pit/underground recovery.

In 2005, the Company acquired the Love Hollow Quarry, which is owned by ACT and associated with Arkansas Lime, located on approximately 2,500 acres of land in Izard County, Arkansas.  In 2022, the Company improved and developed the transportation infrastructure between the Love Hollow Quarry and Arkansas Lime's production facilities, incurred other development costs to prepare the Love Hollow Quarry for mining, and began sourcing a portion of the Arkansas Lime plant's limestone requirements from the Love Hollow Quarry.  As of December 31, 2025, the Love Hollow Quarry had a net book value of $7.6 million.  As of December 31, 2025, the Love Hollow Quarry had 10.4 million tons of measured limestone mineral resources, 66.8 million tons of proven limestone mineral reserves, and 21.0 million tons of probable limestone mineral reserves.  Based on the current level of production and recovery rates, the Company estimates that these reserves are sufficient to sustain its limestone operations for more than 80 years.

The following is a map of the Love Hollow Quarry location:



The tables below summarize the limestone mineral resources and reserves at the Love Hollow Quarry as of December 31, 2025 and 2024:

**Love Hollow Quarry - Summary of Limestone Mineral Resources - Exclusive of Mineral Reserves**
**(in thousands of tons)**

| | as of December 31, 2025 | | | | as of December 31, 2024 | | |
| Resource Category | Resources (tons) | Cutoff Grade | Processing Recovery | | Resources (tons) | Cutoff Grade | Processing Recovery |
|---|---|---|---|---|---|---|---|
| Measured Mineral Resources | 10,392 | 96.0($CaCO_3$) | N/A | | 10,392 | 96.0($CaCO_3$) | N/A |
| Indicated Mineral Resources | - | - | N/A | | - | - | N/A |
| Total Measured + Indicated Resources | 10,392 | 96.0($CaCO_3$) | N/A | | 10,392 | 96.0($CaCO_3$) | N/A |

**Love Hollow Quarry - Summary of Limestone Mineral Reserves**
**(in thousands of tons)**

| | as of December 31, 2025 | | | | as of December 31, 2024 | | |
| Resource Category | Reserves (tons) | Cutoff Grade | Mining Recovery[1] | | Reserves (tons) | Cutoff Grade | Mining Recovery[1] |
|---|---|---|---|---|---|---|---|
| Proven Reserves | 66,784 | 96.0($CaCO_3$) | 95%/75% | | 67,795 | 96.0($CaCO_3$) | 95%/75% |
| Probable Reserves | 21,047 | 96.0($CaCO_3$) | 95%/75% | | 21,047 | 96.0($CaCO_3$) | 95%/75% |
| Total Mineral Reserves | 87,831 | 96.0($CaCO_3$) | 95%/75% | | 88,842 | 96.0($CaCO_3$) | 95%/75% |

[1] Mining recovery is listed as open-pit/underground recovery.

St. Clair operates the St. Clair Mine and has crushed limestone, PLS, quicklime, and hydrated lime production facilities located on approximately 1,400 acres that it owns in Sequoyah County, Oklahoma containing high-quality limestone resources and also has long-term mineral leases that provide the right to mine high-quality limestone resources contained in approximately 1,340 adjacent acres. As of December 31, 2025, the St. Clair Mine had a net book value of $6.9 million.  As of December 31, 2025, the St. Clair Mine had 7.8 million tons of measured limestone mineral resources, 129.7 million tons of indicated limestone mineral resources, and 21.3 million tons of proven limestone mineral reserves.  Based on the current levels of production and recovery rates, the Company estimates that these reserves are sufficient to sustain its limestone operations for approximately 37 years.

The following is a map of the St. Clair Mine location:



The tables below summarize the limestone mineral resources and reserves at the St. Clair Mine as of December 31, 2025 and 2024:

**St. Clair Mine - Summary of Limestone Mineral Resources - Exclusive of Mineral Reserves**
**(in thousands of tons)**

| Resource Category | as of December 31, 2025 | | | as of December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | Resources (tons) | Cutoff Grade | Processing Recovery | Resources (tons) | Cutoff Grade | Processing Recovery |
| Measured Mineral Resources | 7,801 | 96.0($CaCO_3$) | N/A | 7,801 | 96.0($CaCO_3$) | N/A |
| Indicated Mineral Resources | 129,747 | 96.0($CaCO_3$) | N/A | 129,747 | 96.0($CaCO_3$) | N/A |
| Total Measured + Indicated Resources | 137,548 | 96.0($CaCO_3$) | N/A | 137,548 | 96.0($CaCO_3$) | N/A |

**St. Clair Mine - Summary of Limestone Mineral Reserves**
**(in thousands of tons)**

| | as of December 31, 2025 | | | | as of December 31, 2024 | | |
|---|---|---|---|---|---|---|---|
| Resource Category | Reserves (tons) | Cutoff Grade | Mining Recovery | | Reserves (tons) | Cutoff Grade | Mining Recovery |
| Proven Reserves | 21,322 | 96.0($CaCO_3$) | 81% | | 21,958 | 96.0($CaCO_3$) | 81% |
| Probable Reserves | - | 96.0($CaCO_3$) | 81% | | - | 96.0($CaCO_3$) | 81% |
| Total Mineral Reserves | 21,322 | 96.0($CaCO_3$) | 81% | | 21,958 | 96.0($CaCO_3$) | 81% |

Carthage operates the Carthage Mine and has crushed limestone production facilities located on approximately 800 acres that it owns containing high-quality limestone. In addition, Carthage has the right to mine the high-quality limestone contained in approximately 760 adjacent acres pursuant to long-term mineral leases.

Mill Creek operates the Mill Creek Quarry and production facilities located on approximately 570 acres that it owns where it mines and processes crushed dolomitic limestone.

Colorado Lime acquired the Monarch Pass Quarry in November 1995 and has not carried out any mining on the property. The Monarch Pass Quarry, which had been operated for many years until the early 1990s, contains a mixture of limestone types, including high-quality calcium limestone.

**Internal Controls Over Limestone Mineral Resources and Reserves Estimates.** Internal control procedures followed by the Company's Quality Control/Quality Assurance Laboratories ("QC/QA Lab") and its contract geologists when assessing properties for limestone mineral resources and reserves estimates are clearly defined. When undertaken, core drilling is conducted under the direct supervision of the geologists, and all core data is logged using a standard protocol. The geologists are responsible for examining the core and compiling an interval list for X-Ray Florescence ("XRF") analysis. Splits of cores are bagged and labeled with the depth interval to be analyzed, with the remaining split boxed and stored for reference. Bagged intervals are submitted to the Company's certified QC/QA Lab for XRF analysis, with any samples not destroyed by the testing process retained at the Company's core storage facility. On an ongoing basis, the QC/QA Lab analyzes production samples for cutoff grade consistency with expectations used in the estimates for limestone mineral resources and reserves.

When classifying limestone mineral resources and reserves, the Company's contract geologists apply a fixed cutoff grade and set parameters of geologic confidence to classify the respective resources and reserves. Company management reviews the geologists' assessments for reasonableness.

**Quarrying and Mining.** The Company extracts limestone by the open-pit method at its Texas, Batesville, Love Hollow, and Mill Creek Quarries. The Monarch Pass Quarry is also an open-pit quarry but is not being mined at this time. The open-pit method consists of removing any overburden comprising soil and other substances, including inferior limestone, and then extracting the exposed high-quality limestone. The Company removes such overburden by utilizing both its own employees and equipment and those of outside contractors. Open-pit mining is generally less expensive than underground mining. The principal disadvantage of the open-pit method is that operations are subject to inclement weather and overburden removal. The limestone is extracted by drilling and blasting, utilizing standard mining equipment. At the St. Clair and Carthage mines, the Company mines limestone underground using room and pillar mining. The Company has no knowledge of any recent changes in the physical quarrying or mining conditions on any of our properties that have materially affected quarrying or mining operations.

**Plants and Facilities.** After extraction, the limestone is further crushed and screened to produce crushed limestone, and, in the case of PLS, ground and dried, or, in the case of quicklime, processed in kilns. Quicklime may then be further processed in hydrators and slakers to produce hydrated lime and lime slurry. The Company produces and distributes crushed limestone, PLS, and quicklime products at five plants, six lime slurry facilities, and three terminal facilities. All of its plants and facilities are accessible by paved roads, and, in the case of the Arkansas Lime, St. Clair, and Carthage plants, the Love Hollow Quarry, and the terminal facilities, also by rail.

In addition to the Company's production of crushed limestone at each of its plants, the following Company plants produce additional lime and limestone products:

The Texas Lime plant has an annual capacity of approximately 500 thousand tons of quicklime from two preheater rotary kilns. The plant also has PLS equipment, which, depending on the product mix, has the capacity to produce approximately 800 thousand tons of PLS annually. In 2024, the Company began construction of a new vertical kiln at the Texas Lime plant. The Company estimates that the construction costs of the new kiln and related equipment and infrastructure project will total approximately $65 million. Through December 2025, the Company has paid $37.3 million on the Texas kiln project.

The Arkansas Lime plant is situated at the Batesville Quarry. Utilizing three preheater rotary kilns, this plant has an annual capacity of approximately 650 thousand tons of quicklime. The Arkansas Lime plant is approximately 21 miles from the Love Hollow Quarry, to which it is connected by railroad. Arkansas Lime's PLS and hydrating facilities are situated on a tract of 290 acres located approximately two miles from the Batesville Quarry, to which it is connected by a Company-owned railroad. The PLS equipment, depending on the product mix, has the capacity to produce approximately 300 thousand tons of PLS annually.

The St. Clair plant has an annual capacity of approximately 250 thousand tons of quicklime from one vertical kiln and one preheater rotary kiln. The plant also has PLS equipment, which has the capacity to produce approximately 150 thousand tons of PLS annually.

The Carthage plant has facilities located next to the Carthage Mine that produce both crushed limestone and PLS. The equipment has the capacity to produce approximately 900 thousand tons annually.

The Mill Creek plant has facilities located next to the Mill Creek Quarry that produce dolomitic PLS products. The equipment has the capacity to produce approximately 300 thousand tons annually.

The Company also maintains lime hydrating and bagging equipment at the Texas, Arkansas, and St. Clair plants. Storage facilities for lime and limestone products at each plant consist primarily of cylindrical tanks, which are considered by the Company to be adequate to protect its lime and limestone products and to provide an available supply for customers' needs at the expected volumes of shipments. Equipment is maintained at each plant to load trucks and, at the Arkansas Lime, St. Clair, and Mill Creek plants, to load railroad cars.

Colorado Lime operates a limestone grinding and bagging facility with an annual capacity of approximately 125 thousand tons, located on approximately three and one-half acres of land in Delta, Colorado.

During 2025, the Company's utilization rate was approximately 80% of its total annual production capacity for its lime and limestone.

U.S. Lime Company uses quicklime to produce lime slurry, and has four Houston area facilities, including two distribution terminals connected to railroads, to serve the Greater Houston area construction market and four facilities to serve the Dallas-Ft. Worth Metroplex. The Company established U.S. Lime Company-Transportation to deliver the Company's products to some of its customers and facilities, primarily in Texas.

U.S. Lime Company-Shreveport operates a distribution terminal in Shreveport, Louisiana, which is connected to a railroad, to provide lime storage, hydrating, slurrying, and distribution capacity to service markets in Louisiana and East Texas.

The Company believes that its plants and facilities are adequately maintained and insured.

**Human Capital Resources.** The Company is committed to attracting and retaining the best and brightest talent to meet the current and future needs of its business. Attracting, retaining, motivating, and investing in the development of human capital resources is a critical part of the Company's commitment to social, environmental, governance, and sustainability issues.

At December 31, 2025, the Company employed 346 persons, 110 of whom were represented by unions.  The Company is a party to three collective bargaining agreements.  The collective bargaining agreement for the Texas facilities expires in November 2026.  The collective bargaining agreement for the Carthage facilities expires in May 2028.  The collective bargaining agreement for the Arkansas facilities expires in January 2029.  Overall, the Company believes that its employee relations are generally good.

*Employee Retention and Incentivization.*  On August 1, 2024, the Company entered into an employment agreement with Timothy W. Byrne, its President and Chief Executive Officer ("CEO"), amending and restating Mr. Byrne's employment agreement that was dated as of January 1, 2020, with such amendment and restatement effective as of January 1, 2025, and also providing that certain amendments were effective earlier, on August 1, 2024.  As a result of the amendment and restatement, Mr. Byrne's employment agreement was extended until December 31, 2028, and will continue thereafter for successive one-year periods unless the Company or Mr. Byrne gives at least one year's prior written notice of intent not to renew.  Under the employment agreement, in addition to the possibility of a discretionary cash bonus, Mr. Byrne is entitled each year to an EBITDA cash bonus opportunity under the United States Lime & Minerals, Inc. 2001 Long-Term Incentive Plan, as Amended and Restated (the "Plan"), and he is also entitled to grants of restricted stock under the Plan.

Mr. Byrne's employment agreement provides that Mr. Byrne is subject to certain compensation recovery and share ownership provisions designed to align Mr. Byrne's financial interests with those of the Company's long-term stockholders, and to ensure that he is incentivized not to take actions that may benefit the Company and its stockholders in the short-term at the expense of long-term corporate value creation and sustainability.  In particular, in entering into the employment agreement with Mr. Byrne, the Company's Board of Directors and Compensation Committee were sensitive to how Mr. Byrne's leadership and actions could further the Company's various objectives, including human capital resources development and executive succession planning.

With respect to the Company's broader employee base, certain employees are eligible to receive annual cash bonuses based on discretionary determinations.  Except in the case of Mr. Byrne, the Company has not adopted a formal or informal annual bonus arrangement with pre-set performance goals.  Rather, the determination to pay a cash bonus, if any, is made in December each year based on the past performance of the individual and the Company or on the attainment of non-quantified performance goals during the year.  In either such case, the discretionary bonus may be based on the specific accomplishments of the individual and/or on the overall performance of the Company.  The amounts of the discretionary bonuses for 2025 were based on each employee's individual performance and accomplishments, as well as those of the Company, including productivity, sales, controlling costs, and contributions made to special projects.

In addition to cash bonuses, the Company makes equity awards to certain individuals under the Plan.  The Company uses equity awards granted under the Plan as a means to attract, retain, and motivate the Company's directors, officers, employees, and consultants.  The Company views the use of equity awards under the Plan as an important means of aligning the interests of key individuals with those of its stockholders.

*Employee Health and Safety*.  The Company believes that it is responsible to its employees to provide a safe and healthy workplace environment. The Company seeks to accomplish this by: training employees in safe work practices; openly communicating with employees; following safety standards and establishing and improving safe work practices; involving employees in safety processes; and recording, reporting, and investigating accidents, incidents, and losses to avoid reoccurrence.

*Employee Development and Training*.  The Company encourages and supports the growth and development of its employees.  It advances continual learning and career development through ongoing performance and development conversations or evaluations with employees and internally and externally developed training programs.  The Company also provides reimbursement for certain educational programs relating to the Company's business.

*Equal Employment Opportunities*.  The Company is committed to providing equal access to, and participation in, equal employment opportunities, programs, and services, without regard to a person's gender, nationality, race, and ethnicity.  The Company is focused on the development and fair treatment of its employees, including equal employment hiring practices and policies, anti-harassment, and anti-retaliation policies.

**Competition.**  The lime industry is highly regionalized and competitive, with price, quality, ability to meet customer demands and specifications, proximity to customers, personal relationships, and timeliness of deliveries being the prime competitive factors. The Company's competitors are predominantly private companies.

The lime industry is characterized by high barriers to entry, including: the scarcity of high-quality limestone deposits on which the required zoning and permitting for extraction can be obtained; the need for lime plants and facilities to be located close to markets, paved roads, and railroad networks to enable cost-effective production and distribution; clean air and anti-pollution regulations, which may make it difficult to obtain permitting for new sources of emissions, such as lime kilns; and the high capital cost of the plants and facilities. These considerations reinforce the premium value of operations having permitted, long-term, high-quality limestone resources and good locations and transportation relative to markets.

Lime producers tend to be concentrated on known high-quality limestone formations where competition takes place principally on a regional basis.  While the steel industry and environmental-related users are the largest market sectors, the lime industry also counts chemical users and other industrial users, including paper manufacturers, oil and gas services and highway, road, and building contractors, among its major customers.

In recent years, the lime industry has experienced reduced demand from certain industries as they have experienced cyclical or secular downturns.  For example, demand from the Company's oil and gas services customers has tended to vary with the demand for their products and services, which has continued to be cyclical.  In addition, the long-term trend has been for utility plants to use more natural gas and renewable energy sources for power generation instead of coal, with the addition of new coal-fired utility plants in the United States being unlikely, which has reduced their demand for lime and limestone for flue gas treatment processes.  These reductions in demand have resulted in increased competitive pressures, including pricing and competition for certain customer accounts, in the industry.

Consolidation in the lime industry has left the three largest companies accounting for more than two-thirds of North American production capacity.  In addition to the consolidations, and often in conjunction with them, many lime producers have undergone modernization and expansion and development projects to upgrade their processing equipment in an effort to improve operating efficiency.  The Company believes that its modernization, expansion, and development projects in Texas, Arkansas, and Oklahoma, its acquisitions in Oklahoma and Missouri, and its lime slurry operations in Texas, should allow it to continue to remain competitive, protect its markets and position itself for the future.  In addition, the Company will continue to evaluate internal and external opportunities for expansion, growth, and increased profitability as conditions warrant or opportunities arise.  The Company may revise its strategy or otherwise consider ways to enhance the value of the Company, including by entering into strategic partnerships, mergers, or other transactions.

**Compliance with Government Regulations.**  The Company is subject to various federal, state, and local laws and regulations that may materially impact the Company's financial condition, results of operations, cash flows, and competitive position.  These include laws and regulations relating to the environment, zoning and land use, mine permitting and operations, mine safety, and reclamation and remediation.

*Environmental Laws.*  The Company owns or controls large areas of land on which it operates limestone quarries, two underground mines, lime plants, and other facilities with inherent environmental responsibilities, compliance costs, and liabilities.  These include maintenance and operating costs for pollution control equipment, the cost of ongoing monitoring and reporting programs, the cost of reclamation efforts, and other similar environmental costs and liabilities.

The Company's operations are currently subject to various federal, state, and local laws and regulations relating to the environment, health and safety, and other regulatory matters, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Emergency Planning and Community Right-to-Know Act, the Comprehensive Environmental Response, Compensation and Liability Act, and analogous state and local laws, including state mining and reclamation statutes and regulations (collectively, "Environmental Laws").  These Environmental Laws have historically granted the United States Environmental Protection Agency (the "EPA"), state governmental agencies, and local governments the authority to promulgate and enforce regulations that could result in substantial expenditures on pollution control, waste management, permitting compliance activities, and mining reclamation.  Many

Environmental Laws also authorize private citizens and interest groups to file lawsuits in court to enforce alleged violations. Changes in policy or political leadership may affect how Environmental Laws are interpreted or enforced by the EPA and state governmental agencies. The failure to comply with Environmental Laws may result in administrative and civil penalties, injunctive relief, and criminal prosecution. The Company has not been named as a potentially responsible party in any federal Superfund cleanup site or state-led cleanup site.

We are currently entering into a period of uncertainty and rapid change in regard to Environmental Laws and their enforcement. For example, in February 2026, the EPA finalized a rule that eliminates a substantial portion of the greenhouse gas reporting program, including the provisions applicable to the Company's operations. The new EPA rule immediately triggered legal action from a coalition of state attorneys general and environmental groups. It is uncertain whether the EPA rule will survive judicial review. Changes to Environmental Laws and their enforcement continue to be rapid and turbulent, and the resulting uncertainty can result in significant costs. Permits and other authorizations under Environmental Laws are still required for the Company's operations, and such permits are subject to modification during the permit renewal process and, in very rare instances, could be revoked.

Currently, the Clean Air Act and analogous state laws require the Company to obtain authorization to construct or modify existing facilities, and its lime plants are subject to operating permits that have significant ongoing compliance costs. Over time, the EPA has increased the stringency of the National Ambient Air Quality Standards ("NAAQS"), which are used to establish air emission permitting limits under the Clean Air Act. The EPA has lowered ozone standards and reclassified nonattainment areas where State Implementation Plans ("SIPs") exist. In 2015, the EPA issued a rule establishing the ground-level ozone NAAQS at 70 parts per billion. In 2024, the EPA redesignated the Dallas-Fort Worth nonattainment area, which includes the Texas Lime facility, as a severe nonattainment area under the 2008 ozone standard and a serious nonattainment area under the 2015 ozone standard. The EPA has set attainment dates of August 2027 for the 2008 ozone standard and July 2027 for the 2015 ozone standard. Texas is developing regulations in response to the redesignations to reduce nitrogen oxide and volatile organic compound emissions, which will likely involve more stringent permitting requirements for stationary sources.

In February 2024, the EPA issued a final rule reducing the NAAQS for fine particulate matter. This regulation will significantly increase the number of nonattainment areas across the United States, potentially including areas where the Company operates. States with delegated permitting authority under the Clean Air Act will be required to revise their SIPs accordingly, potentially resulting in more stringent permitting requirements.

In July 2024, under Section 112 of the Clean Air Act, the EPA finalized amendments to the National Emission Standards for Hazardous Air Pollutants ("NESHAPs") for lime plants. The amended standards must meet the maximum achievable control technology ("MACT") at major sources of hazardous air pollutants within the lime industry. The revised MACT rule establishes stringent emission limitations for additional hazardous air pollutants which require additional pollution control equipment at lime kilns subject to the rule. The Company's current operations are not subject to the NESHAP rules due to existing emissions being under the target threshold.

EPA regulations currently require large emitters of greenhouse gases, including the Company's plants, to collect and report greenhouse gas emissions data. The EPA has previously indicated that it will use the data collected through the greenhouse gas reporting rules to decide whether to promulgate future greenhouse gas emission limits. The EPA and delegated states also regulate greenhouse gas emissions under the New Source Review permitting and Federal Operating Permit programs for facilities that are otherwise subject to permitting based on their emissions of conventional, non-greenhouse gas pollutants. Thus, any new facilities or major modifications to existing facilities that exceed the federal New Source Review emission thresholds for conventional pollutants may be required to use best available control technology and energy efficiency measures to minimize greenhouse gas emissions.

Although the timing and impact of climate change legislation and of regulations regarding greenhouse gas emissions are uncertain, the consequences of such legislation and regulation are potentially significant for the Company because the production of $CO_2$ is inherent in the manufacture of lime through the calcination of limestone and combustion of fossil fuels. Future greenhouse gas rulemakings could affect New Source Review permitting or other permitting programs and, thereby, increase the time and costs of plant upgrades and expansions. The passage of climate change legislation, and other regulatory initiatives by the Congress, the states, or the EPA that restrict or tax emissions of greenhouse gases, could adversely affect the Company. There is no assurance that changes in the law or regulations will not be adopted, such as the imposition of greenhouse gas emission limits, a carbon tax, a cap-and-trade program requiring the Company to purchase carbon credits, or other measures that would require reductions in emissions or changes to raw materials, fuel use, or production rates. Such changes, if adopted, could have a material adverse effect on the Company's financial condition, results of operations, cash flows, and competitive position.

These and similar rulemakings could increase the cost of future plant modernization, expansion, or development projects, may make it difficult or impossible to obtain new authorizations and permits for new facilities, may require the Company to purchase emissions offsets as a condition of new authorizations and permits, and may increase compliance costs and have a material adverse effect on the Company's financial condition, results of operations, cash flows, and competitive position.

In addition to regulatory measures, court cases have been filed and decisions issued that may increase the risk of claims being filed by third parties against companies for their greenhouse gas emissions. Such cases may seek to challenge air permits, to force reductions in greenhouse gas emissions, or to recover damages for alleged climate change impacts.

The Company also holds permits for process water and storm water discharges and must comply with the Clean Water Act and analogous state laws and regulations. Any failure to comply with these permits could result in fines or other penalties. Material changes to the terms of these permits or changes to regulations affecting water discharges in the future could also increase compliance costs.

The manufacturing of quicklime and hydrated lime requires significant volumes of water. The Company operates multiple groundwater wells to provide water to its plants. Groundwater pumping is subject to increased regulation, and in some areas the Company must obtain permits from groundwater conservation districts to pump groundwater. Any failure to comply with these permits could result in fines or other penalties, and future changes that restrict the quantities of groundwater that may be pumped may limit production and increase compliance costs.

The Company incurred capital expenditures related to environmental matters of $1.6 million, $1.0 million, and $1.5 million in 2025, 2024, and 2023, respectively. The Company's recurring costs associated with managing environmental permitting and waste recycling and disposal (e.g., used oil and lubricants) and maintaining pollution control equipment amounted to $0.7 million, $0.8 million, and $0.9 million in 2025, 2024, and 2023, respectively.

*Mine Safety.* The Company's mining operations are also subject to regulation under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). The Mine Act has been construed as authorizing the Mine Safety and Health Administration ("MSHA") to issue citations and orders pursuant to the legal doctrine of strict liability, or liability without fault. If, in the opinion of an MSHA inspector, a condition that violates the Mine Act or regulations promulgated pursuant to it exists, then a citation or order will be issued regardless of whether the operator had any knowledge of, or fault in, the existence of that condition. Many of the Mine Act standards include one or more subjective elements, so that issuance of a citation or order often depends on the opinions or experience of the MSHA inspector involved and the frequency and severity of citations and orders will vary from inspector to inspector.

Whenever MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation or order which describes the violation and fixes a time within which the operator must abate the violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order requiring cessation of operations, or removal of miners from the area of the mine, affected by the condition until the hazards are corrected. Whenever MSHA issues a citation or order, it has authority to propose a civil penalty or fine, as a result of the violation, that the operator is ordered to pay.

Citations and orders can be contested before the Federal Mine Safety and Health Review Commission (the "Commission"), and as part of that process, are often reduced in severity and amount, and are sometimes vacated. The Commission is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. These cases may involve, among other questions, challenges by operators to citations, orders, and penalties that they have received from MSHA, or complaints of discrimination by miners under section 105 of the Mine Act.

For further information, see Exhibit 95.1 to this Report on Form 10-K.

*Reclamation and Remediation.* The Company recognizes legal reclamation and remediation obligations associated with the retirement of long-lived assets at their fair value at the time the obligations are incurred ("Asset Retirement Obligations" or "AROs"). Some of the states the Company operates in have reclamation regulations to ensure the proper reclamation of surface mines. These regulations require permitting with the respective state to ensure reclamation obligations are met. Over time, the liability for AROs is recorded at its present value each period through accretion expense, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the ARO for its recorded amount or recognizes a gain or loss. AROs are estimated based on studies and the Company's process knowledge and estimates and are discounted using an appropriate interest rate. The AROs are adjusted when further information warrants an adjustment. The Company believes its accrual of $1.4 million for AROs at December 31, 2025 is reasonable.

**Map of United States Lime & Minerals, Inc. Lime and Limestone Operations.**



U.S. Lime & Minerals, Inc. Lime and Limestone Operations

★ United States Lime & Minerals, Inc.
● Texas Lime Company
♠ Arkansas Lime Company
■ U.S. Lime Company – St. Clair
✚ Carthage Crushed Limestone
▢ Mill Creek Dolomite
▲ Colorado Lime Company
◯ U.S. Lime Company and U.S. Lime Company - Transportation
◆ U.S. Lime Company – Shreveport
▲ ACT Holdings, Inc.

**ITEM 1A.  RISK FACTORS.**

**Industry Risks**

*Our operations are affected by uncertain economic and regulatory conditions in the United States and in particular industries.*

General and industry-specific economic and regulatory conditions in the United States, including uncertainty with regards to such conditions, could lead to reduced demand for our lime and limestone products.  Specifically, demand from our utility customers has decreased due to the recent trend in the United States towards reducing reliance on coal-fired utility plants.  Our construction, steel, and oil and gas services customers reduce their purchase volumes, at times, due to changing economic and regulatory conditions impacting their industries, and current areas of active growth, such as data center construction, may not continue.  Any overall reduction in demand for our lime and limestone products could result in increased competitive pressures, including pricing pressure and competition for certain customer accounts, from other lime or limestone producers.

For us to maintain or increase our profitability, we must maintain or increase our revenues and improve cash flows, manage our capital expenditures, and control our operational and selling, general, and administrative expenses. If we are unable to maintain our revenues and control our costs in these uncertain economic and regulatory times, our financial condition, results of operations, cash flows, and competitive position could be materially adversely affected.

*Our mining and other operations are subject to operating risks that are beyond our control, which could result in materially increased operating expenses and decreased production and shipment levels that could materially adversely affect our operations and their profitability.*

We mine limestone in open-pit and underground mining operations and process and distribute that limestone through our plants and other facilities. Certain factors beyond our control could disrupt our operations, adversely affect production and shipments, and increase our operating costs, all of which could have a material adverse effect on our results of operations.  These include geological formation problems that may cause poor mining conditions, variability of chemical or physical properties of our limestone, an accident or other major incident at a site that may cause all or part of our operations to cease for some period of time and increase our expenses, mining, processing, and plant equipment failures and unexpected maintenance problems that may cause disruptions and added expenses, strikes, job actions, or other work stoppages that may disrupt our operations or those of our suppliers, contractors, or customers and increase our expenses, and adverse weather conditions and natural disasters, such as hurricanes, tornadoes, excessive rains, flooding, ice storms, freezing weather, drought, wild fires, earthquakes, and other natural events, that may affect our operations, shipments, or fuel supply, or those of our suppliers, contractors, or customers.

If any of these conditions or events occurs, our operations may be disrupted, we could experience a delay or halt of production or shipments, our operating costs could increase significantly, and we could be exposed to fines, penalties, assessments, and other liabilities. If our insurance coverage is limited or excludes a given condition or event, we may not be able to recover in full the losses that we may incur as a result of such conditions or events, some of which may be substantial.

*The lime and limestone industry is highly regionalized and competitive.*

Our competitors are predominately large private companies. The primary competitive factors in the lime and limestone industry are price, quality, ability to meet customer demands and specifications, proximity to customers, personal relationships, and timeliness of deliveries, with varying emphasis on these factors depending upon the specific product application. Recent increases in the price of lime have made us more susceptible to new entrants into our markets and/or multi-national competition. To the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, we may find it difficult to increase or maintain our prices or to retain certain customer accounts, and our financial condition, results of operations, cash flows, and competitive position could be materially adversely affected.

**Business and Financial Risks**

*In the normal course of our operations, we face various business and financial risks, including increased energy, labor, and parts and supplies costs, that could have a material adverse effect on our financial position, results of operations, cash flows, and competitive position. Not all risks are foreseeable or within our ability to control.*

Business and financial risks arise from various factors, including, but not limited to, fluctuating demand and prices for our lime and limestone products, including as a result of downturns in the economy and in the construction, industrial, steel, and oil and gas services industries, and reduced demand from coal-fired utility plants, increased competitive pressures from other lime and limestone producers, changes in inflationary expectations, changes in legislation and regulations, including Environmental Laws, health and safety regulations, and requirements to renew or obtain operating permits, our ability to produce and store quantities of lime and limestone products sufficient in amount and quality to meet customer demands and specifications, the success of our modernization, expansion, and development and acquisition strategies, the uncertainty of our ability to sell any increased production capacity at acceptable prices, our ability to execute our strategies and complete projects on time and within budget, our ability to integrate, refurbish, and/or improve acquired facilities, our access to capital, volatile costs, especially energy costs, inclement weather, and the effects of seasonal trends.

We receive most of our coal and petroleum coke by rail, so the availability of sufficient solid fuels to run our plants could be diminished significantly in the event of major rail disruptions. Domestic coal and petroleum coke may also be exported, which can increase competition and prices for the domestic supply. In addition, our freight costs to deliver our lime and limestone products are high relative to the value of our products, and they have generally increased in recent years. Our costs for delivery of solid fuels, as well as our products, also increase as demand for rail and trucking by other industries increases, and changes to Department of Transportation rules and regulations can reduce the availability of trucks, truck drivers, and rail cars to deliver solid fuels to our plants and deliver our products to our customers.

Various geopolitical developments and regulatory issues, such as the ongoing conflicts in Ukraine, the Middle East, and Latin America, the sanctions, tariffs, and other actions resulting therefrom, and changes in immigration policy, could further increase our costs. If we are unable to continue to pass along our increasing energy, labor, parts, and supplies costs to customers through higher prices or surcharges, or unable to timely receive contracted supplies of solid fuel, equipment, or other parts and supplies to run our plants, our financial condition, results of operations, cash flows, and competitive position could be materially adversely affected.

*We quote our lime and limestone products on a delivered price basis to certain customers, which requires us to estimate future delivery costs. Our actual delivery costs may exceed these estimates, which would reduce our profitability.*

Delivery costs are impacted by the price of diesel. When diesel prices increase, we incur additional fuel surcharges from freight companies that cannot be passed on to our customers that have been quoted a delivered price. Material increases in the price of diesel could have a material adverse effect on the Company's profitability.

*To maintain our competitive position in the lime and limestone industry, we may need to continue to increase the efficiency of our operations, expand production capacity, and sell any resulting increased production at acceptable prices.*

We have undertaken a new kiln project at Texas Lime. We may in the future undertake additional modernization and expansion and development projects and acquisitions. Given current and projected demand for lime and limestone products, we cannot guarantee that any such project or acquisition would be successful, that we would be able to sell any resulting increased production at acceptable prices, or that any such sales would be profitable. We are unable to predict future demand and prices, given the current economic and regulatory uncertainties in the United States as a whole and in particular industries, and cannot provide any assurance that current levels of demand and prices will continue or that any future increases in demand or prices can be maintained.

*We may be limited in our ability to insure against certain risks involved in our operations.*

Mining limestone and producing lime and limestone products involve risks which could result in damage to our facilities, personal injury, and environmental damage. Although we maintain insurance in an amount that we consider adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our financial position, results of operations, cash flows, and competitive position. Additionally, the risks inherent in mining limestone and the production of lime and limestone products may significantly increase the cost of obtaining adequate insurance coverage, or make some coverage unavailable.

*We may be adversely affected by any disruption in, or failure of, our information technology systems, including due to cybersecurity risks and incidents.*

We rely upon the capacity, reliability, and security of our information technology ("IT") systems for our mining, manufacturing, sales, financial, and administrative functions. We also face the challenge of supporting our IT systems and implementing upgrades when necessary, including the prompt detection and remediation of any cybersecurity risks or incidents.

Our cybersecurity processes are focused on the prevention, detection, mitigation, and remediation of damage from computer viruses, natural disasters, unauthorized access, cyber-attack, and other cybersecurity risks and threats. However, our cybersecurity processes may not be successful in preventing unauthorized access, intrusion, disclosure, and damage. Risks and threats to our systems can derive from human error, fraud, or malice on the part of employees or third parties, ransomware, or technological failure. Any failure, threat, or incident involving our IT systems could adversely impact our mining and manufacturing operations, sales, or financial and administrative functions, or result in the compromise of personal or other confidential information of our employees, suppliers, contractors, or customers. Similarly, any failure, threat, or incident involving the IT systems of our suppliers, contractors, or customers could adversely impact our operations and financial results.

To the extent any such cybersecurity failure, threat, or incident results in disruption to our operations or sales or loss or disclosure of, or damage to, our data or confidential information, or that of our employees, suppliers, contractors, or customers, our costs could increase, and our reputation, business, results of operations, competitive position, and financial condition could be materially adversely affected. Additionally, should we experience a cybersecurity incident, we may incur substantial costs, including remediation costs, such as liability for stolen assets or information, repairs of system damage, legal expenses, and losses and costs associated with regulatory actions.

*Our financial condition, results of operations, cash flows, and competitive position could be materially adversely impacted by pandemics, epidemics, or disease outbreaks.*

Disruptions caused by pandemics, epidemics, or disease outbreaks could materially adversely impact our financial condition, results of operations, cash flows, and competitive position. New or future variants of COVID-19, respiratory syncytial virus, bird flu, or other pandemics, epidemics, or disease outbreaks and governmental responses to such events could similarly disrupt our business and operations. A pandemic, epidemic, or disease outbreak may limit our ability to produce, sell, and deliver our lime and limestone products to our customers; cause key management and plant-level employees not to be available to us; result in mine and plant shutdowns due to contagion, in which case we may not be able to shift production to our other mines and plants; cause delays and disruptions to our supply chain as it relates to our suppliers, as well as delay and disrupt the supply chains of our customers; impede our ability to maintain and repair our plants and equipment; negatively impact our modernization, expansion, and development plans; negatively impact our ability to integrate acquisitions; as well as adversely impact demand and prices for our lime and limestone products and increase our costs.

**Governmental, Legal, and Regulatory Risks**

***Our operations are subject to general and industry-specific regulations. Changes in the governmental, legal, and regulatory environment could increase our cost of compliance and adversely impact our financial condition, results of operations, cash flows, and competitive position.***

We are in a period of governmental, legal, and regulatory uncertainty, which has been heightened by the current divides within and between the branches of the United States federal government and state and local governments. The Administration and Congress may initiate actions to change the regulation of certain industries, including the lime and limestone industry, and may take other steps regarding oil and gas drilling, the use of coal, or domestic manufacturing. There can be no assurance that any of these changes, if implemented, will not adversely affect the demand for our lime and limestone products or increase our costs and those of our suppliers, contractors, and customers, including increasing our cost of compliance with zoning and land use, mine permitting and operating, mine safety, reclamation and remediation, and Environmental Laws.

In addition, the Administration has sought to use tariffs as a means of policy implementation which could have an impact on the cost and availability of some of our supplies, and those of our suppliers, contractors, and customers. A variety of factors, including uncertainty with respect to governmental fiscal and budgetary constraints, including the timing and amount of construction and infrastructure spending, changes to tax laws, changes to immigration policy and enforcement, legislative impasses, extended government shutdowns, fallout from downgrades and potential U.S. government defaults on its obligations, pandemics, trade wars, tariffs, social unrest, international incidents, and increased inflationary pressures and interest rates, could have a material adverse effect on our financial condition, results of operations, cash flows, and competitive position.

***We incur environmental compliance costs and liabilities in our operations, including capital, maintenance, and operating costs, with respect to pollution control equipment, the cost of ongoing monitoring programs, the cost of reclamation and remediation efforts, and other similar costs and liabilities relating to our compliance with Environmental Laws. These costs and liabilities may continue or change over time, with uncertainty regarding possible new costs, taxes, and limitations on operations, including regulation of greenhouse gas emissions. Similar environmental costs and liabilities may also be faced by some of our suppliers, contractors, and customers.***

Changes to Environmental Laws have been rapid and turbulent over the last decade, and we may face possible new uncertainties, costs and liabilities, taxes, and limitations on operations, including those related to climate change initiatives. Changes in policy or political leadership may affect how Environmental Laws are interpreted or enforced by the EPA and state governmental agencies. Our expenditure requirements for future environmental compliance, including complying with nitrogen dioxide, sulfur dioxide, ozone, and particulate matter emission under the NAAQS and regulation of greenhouse gas emissions, may continue or increase. Discovery of currently unknown conditions and unforeseen costs and liabilities could require additional expenditures.

The regulation of greenhouse gas emissions remains an issue for us and some of our suppliers, contractors, and customers. There is no assurance that changes in the law or regulations will not be adopted over time, such as the imposition of greenhouse gas emission limits, a carbon tax, a cap-and-trade program requiring companies to purchase carbon credits, or other measures that would require reductions in emissions or changes to raw materials, fuel use, or production rates. These changes, if adopted, could have a material adverse effect on our financial condition, results of operations, cash flows and competitive position.

We intend to comply with all Environmental Laws and believe our accrual for environmental costs and liabilities at December 31, 2025 is reasonable. Because many of the requirements are subjective and therefore not quantifiable or presently determinable, or may be affected by changing legislation and rulemaking, there is no assurance that we will be able to successfully secure new permits in connection with our future modernization and expansion and development projects, and it is not possible to accurately predict the aggregate future costs and liabilities relating to environmental compliance and their effect on our financial condition, results of operations, cash flows, and competitive position.

***Our operations are subject to various mine safety and reclamation and remediation obligations.***

Our mining operations are subject to mine safety regulation under the Mine Act.  The Mine Act has been construed as authorizing MSHA to issue citations and orders pursuant to the legal doctrine of strict liability, or liability without fault.

We also have legal reclamation and remediation obligations associated with the retirement of AROs.  Over time, the liability for AROs is recorded at its present value each period through accretion expense, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, we either settle the ARO for its recorded amount or recognize a gain or loss.  We believe our accrual for AROs is reasonable, but there can be no assurance that any amounts accrued will be sufficient to meet our reclamation and remediation obligations at any point in time.

We intend to comply with all mining regulations and all of our reclamation and remediation obligations.  If we fail to comply with such regulations and obligations, such noncompliance may adversely impact our financial condition, results of operations, cash flows, and competitive position.

## ITEM 1B.  UNRESOLVED STAFF COMMENTS.

None.

## ITEM 1C.  CYBERSECURITY.

**Risk Management and Strategy.**  We have designed and implemented processes to assess, identify, manage, detect, and respond to material cybersecurity risks and threats to our IT systems, including the prevention, detection, mitigation, and remediation of cybersecurity incidents in order to protect the confidentiality, integrity, and availability of our IT systems and the information residing on those systems.  These processes are part of our overall risk management process and are embedded in our operating policies, procedures, and controls.

To protect our IT systems and information from cybersecurity risks, we use various security tools that help prevent, identify, escalate, investigate, resolve, and recover from identified cybersecurity vulnerabilities and incidents in a timely manner.  These include, but are not limited to, internal reporting, monitoring, and detection tools. We also utilize a third-party security operations center connected to a networks operation center to identify, investigate, and resolve any cybersecurity threats and incidents.

We regularly assess technological risks to our IT systems and information and monitor our IT systems for potential vulnerabilities and risks. We frequently conduct mandatory cybersecurity and IT systems awareness training for all employees with access to our systems.  We also conduct regular reviews and tests of our IT cybersecurity processes, including reviews, assessments, and exercises.

We aim to incorporate responsible practices throughout our cybersecurity risk management processes.  Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks to our IT systems and information.  As a part of this process, we engage independent third-party specialists to review our cybersecurity environment, including formal reviews and assessments, and we request specific, actionable recommendations for improvement.

While we have not, as of the date of this Report on Form 10-K, experienced a cybersecurity threat or incident that has materially impacted our business or operations, there can be no guarantee that we will not experience such a threat or incident in the future.  A material cybersecurity threat or incident could adversely impact our mining and manufacturing operations, our sales or financial and administrative functions, or result in the compromise of personal or other confidential information of our employees, customers, or suppliers.  For this reason, we maintain cybersecurity liability insurance to provide additional support, expertise, and resources to help ensure the integrity of our cybersecurity processes through regular reviews and assessments, to provide incident response assistance and expertise, and to provide a level of financial protection in the event of cybersecurity incident related costs and losses.  See "Risk Factors - We may be adversely affected by any disruption in, or failure of, our information technology systems, including due to cybersecurity risks and incidents."

**Governance.**  Our Manager of Information Technology ("MIT") is responsible for our IT cybersecurity policies, procedures, and controls and reports to our Chief Financial Officer ("CFO").  Our MIT has a Bachelor of Business Administration degree in management information systems and has over 20 years of relevant experience in the IT field.  Team members also include third-party service providers who have relevant education and experience in cybersecurity.

Our CFO is informed about and coordinates prevention, detection, mitigation, and remediation efforts through regular communication and reporting from the professionals on our cybersecurity team.  In addition, we have an escalation process in place to inform our CEO and other members of our senior management and, if necessary, the Audit Committee and Board of Directors, of important issues or events.

Our Audit Committee has oversight of our cybersecurity risk processes, as part of its overall oversight of our risk management program.  Our MIT regularly reports to and reviews our cybersecurity processes with the Audit Committee, with formal cybersecurity reviews with the Committee generally occurring at least annually, and sometimes more frequently, as appropriate.

## ITEM 2.  PROPERTIES.

Reference is made to Item 1 of this Report for a description of the properties of the Company, and such description is hereby incorporated by reference in answer to this Item 2. As disclosed in Note 2 of Notes to Consolidated Financial Statements, the Company's plants and facilities and resources are subject to encumbrances to secure any Company loans under its credit agreement.

## ITEM 3.  LEGAL PROCEEDINGS.

Information regarding any legal proceedings is set forth in Note 8 of Notes to Consolidated Financial Statements and is hereby incorporated by reference in answer to this Item 3.

## ITEM 4.  MINE SAFETY DISCLOSURES.

Under Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, each operator of a coal or other mine is required to include disclosures regarding certain mine safety results in its periodic reports filed with the SEC. The operation of the Company's quarries, underground mine, and plants is subject to regulation by MSHA. The required information regarding certain mining safety and health matters, broken down by mining complex, for the year ended December 31, 2025 is presented in Exhibit 95.1 to this Report on Form 10-K.

As discussed in Item 1 above, the Company believes it is responsible to its employees to provide a safe and healthy workplace environment. The Company seeks to accomplish this by: training employees in safe work practices; openly communicating with employees; following safety standards and establishing and improving safe work practices; involving employees in safety processes; and recording, reporting, and investigating accidents, incidents, and losses to avoid reoccurrence.

Following passage of the Mine Improvement and New Emergency Response Act of 2006, MSHA significantly increased the enforcement of mining safety and health standards on all aspects of mining operations. There has also been an increase in the dollar penalties assessed for citations and orders issued in recent years.


**PART II**


**ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.**

The Company's common stock is listed on the Nasdaq Global Market® under the symbol "USLM." As of February 24, 2026, the Company had approximately 380 stockholders of record.

As of February 24, 2026, the Company had 500,000 shares of $5.00 par value preferred stock authorized; however, none has been issued.

# PERFORMANCE GRAPH

The graph below compares the cumulative 5-year total stockholders' return on the Company's common stock with the cumulative total return on the NASDAQ Composite Index and our prior and current customized peer group indices. The prior peer group ("2024 Peer Group") consists of Eagle Materials, Inc., and Mineral Technologies, Inc. During 2025, Summit Materials, Inc., a previous member of the peer group, was no longer traded on a public exchange and was accordingly removed from the peer group calculations for all years presented. In addition, the peer group was revised in 2025 to add two new companies. The current peer group ("2025 Peer Group") consists of Eagle Materials, Inc. and Mineral Technologies, Inc, as well as Arcosa Inc. and Granite Construction Inc. The graph assumes that the value of the investment in the Company's common stock and each index was $100 on December 31, 2020, and that all cash dividends have been reinvested.

## COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
### Among U.S. Lime & Minerals, Inc., the NASDAQ Composite Index,
### 2024 Peer Group and 2025 Peer Group



| | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|
| U.S. LIME & MINERALS, INC. | $ 100.00 | 113.70 | 124.88 | 205.23 | 592.88 | 536.00 |
| NASDAQ COMPOSITE INDEX | $ 100.00 | 122.18 | 82.43 | 119.22 | 154.48 | 187.14 |
| 2024 PEER GROUP INDEX | $ 100.00 | 149.49 | 121.40 | 174.04 | 206.25 | 171.87 |
| 2025 PEER GROUP INDEX | $ 100.00 | 135.38 | 117.66 | 171.82 | 216.64 | 215.83 |

**SHARE REPURCHASES.**

The Plan allows employees and directors to pay the exercise price upon the exercise of stock options and the tax withholding liability upon exercise of stock options or the lapse of restrictions on restricted stock by payment in cash and/or withholding or delivery of shares of the Company's common stock to the Company. Pursuant to these provisions, the Company repurchased 18,691 shares at a price of $119.74 per share, the fair market value of one share on the date that they were tendered to the Company, in the fourth quarter 2025 for payment of tax withholding liability upon the lapse of restrictions on restricted stock.

**ITEM 6.  [RESERVED]**

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

### FORWARD-LOOKING STATEMENTS.

Any statements contained in this Report that are not statements of historical fact are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this Report, including without limitation statements relating to the Company's plans, strategies, objectives, expectations, intentions, and adequacy of resources, are identified by such words as "will," "could," "should," "would," "believe," "possible," "potential," "expect," "intend," "plan," "schedule," "estimate," "anticipate," and "project." The Company undertakes no obligation to publicly update or revise any forward-looking statements. The Company cautions that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from expectations, including without limitation the following: (i) the Company's plans, strategies, objectives, expectations, and intentions are subject to change at any time at the Company's discretion; (ii) the Company's plans and results of operations will be affected by its ability to maintain and increase its revenues and manage its growth; (iii) the Company's ability to meet short-term and long-term liquidity demands, including meeting the Company's operating and capital needs, including possible acquisitions and paying dividends, and conditions in the credit and equity markets, including the ability of the Company's customers to meet their obligations; (iv) interruptions to operations and increased expenses at the Company's facilities resulting from changes in mining methods or conditions, variability of chemical or physical properties of the Company's limestone and its impact on process equipment and product quality, inclement weather conditions, including more severe and frequent weather events resulting from climate change, natural disasters, accidents, IT systems failures or disruptions, including due to cybersecurity threats and incidents, utility disruptions, supply chain delays and disruptions, labor shortages and disruptions, or regulatory requirements; (v) volatile coal, petroleum coke, diesel, natural gas, electricity, and transportation costs and the consistent availability of trucks, truck drivers, and rail cars to deliver the Company's products to its customers and solid fuels to its plants on a timely basis at competitive prices; (vi) the Company's ability to expand its operations through projects and acquisitions of businesses with related or similar operations and the Company's ability to obtain any required financing for such projects and acquisitions, to integrate the projects and acquisitions into the Company's overall operations, and to sell any resulting increased production at acceptable prices; (vii) inadequate demand and/or prices for the Company's lime and limestone products due to increased competition from competitors, including new entrants into our markets, increasing competition for certain customer accounts, conditions in the U.S. economy, recessionary pressures in and the impact of government policies, including changes in immigration policy, on the overall economy and particular industries, including construction, oil and gas services, utility plants, steel, and industrial, moderation in current areas of active growth, including data center construction, effects of governmental fiscal and budgetary constraints, including the level of highway construction and infrastructure funding, changes to tax laws, legislative impasses, extended governmental shutdowns, reduced levels of government staffing, downgrades and defaults on U.S. government obligations, trade wars, tariffs, international incidents, including conflicts in Ukraine, the Middle East, and Latin America, oil cartel production and supply actions, sanctions, economic and regulatory uncertainties under state governments and the United States Administration and Congress, inflation, recession, and other macroeconomic concerns, Federal Reserve responses to macroeconomic concerns and other pressures, including changing interest rates, inability to continue to maintain or increase prices for the Company's products, including passing through any increased costs of energy, labor, parts and supplies, and changes in inflationary expectations; (viii) ongoing and possible new regulations, investigations, enforcement actions and costs, legal expenses, penalties, fines, assessments, litigation, judgments and settlements, taxes, and disruptions and limitations of operations, including those related to climate change, health and safety, human capital, equal employment opportunities, and other social, environmental, governance, and sustainability considerations, and those that could impact the Company's ability to continue or renew its operating permits or successfully secure new permits in connection with its modernization and expansion and development projects; (ix) estimates of resources and reserves and remaining lives of reserves; (x) the impact of potential pandemics, epidemics, or disease outbreaks, and governmental responses thereto, including decreased demand, lower prices, tightened labor and other markets, and increased costs, and the risk of non-compliance with health and safety protocols and mandates, on the Company's financial condition, results of operations, cash flows, and competitive position; (xi) the impact of social or political unrest; (xii) risks relating to mine safety and reclamation and remediation; and (xiii) other risks and uncertainties set forth in this Report or indicated from time to time in the Company's filings with the SEC, including the Company's Quarterly Reports on Form 10-Q.

**OVERVIEW.**

Set forth below is certain selected financial data for the five years ended December 31, 2025:

|  | Years Ended December 31, | | | | |
|  | 2025 | 2024 | 2023 | 2022 | 2021 |
|  | (dollars in thousands, except per share amounts) | | | | |
| Operating results | | | | | |
| Total revenues | $ 372,727 | 317,721 | 281,330 | 236,150 | 189,255 |
| Gross profit | $ 182,398 | 143,981 | 102,867 | 70,342 | 59,260 |
| Operating profit | $ 157,859 | 124,923 | 85,422 | 54,783 | 46,417 |
| Other (income) expense, net | $ (13,158) | (11,460) | (7,940) | (1,779) | (101) |
| Income tax expense | $ 36,742 | 27,544 | 18,813 | 11,133 | 9,473 |
| Net income | $ 134,275 | 108,839 | 74,549 | 45,429 | 37,045 |
| | | | | | |
| Net income per share of common stock: | | | | | |
| Basic | $ 4.69 | 3.81 | 2.62 | 1.60 | 1.31 |
| Diluted | $ 4.67 | 3.79 | 2.61 | 1.60 | 1.31 |
| Dividends per share of common stock | $ 0.24 | 0.20 | 0.16 | 0.16 | 0.13 |

|  | As of December 31, | | | | |
|  | 2025 | 2024 | 2023 | 2022 | 2021 |
| Total assets | $ 681,044 | 543,163 | 440,602 | 367,772 | 279,098 |
| Stockholders' equity per outstanding common share | $ 22.00 | 17.39 | 13.78 | 11.30 | 9.82 |
| Employees | 346 | 345 | 333 | 338 | 308 |

**General.**

We have identified one reportable business segment, lime and limestone operations, based on the distinctness of our activities and products. All operations are in the United States.

Our revenues increased 17.3% in 2025 compared to 2024, due to an increase in sales volume of our lime and limestone products of 11.7% and a 5.6% increase in average selling prices. The increase in sales volume was primarily due to increased demand from our construction, environmental, and steel customers, partially offset by decreased demand from our oil and gas services customers. Our gross profit increased 26.7% in 2025, compared to 2024, primarily due to the increased revenues discussed above.

Our other (income) expense, net was $13.2 million income in 2025, compared to $11.5 million income in 2024, an increase of $1.7 million. The increase in other (income) expense, net in 2025, compared to 2024, was due to interest earned on higher average balances of our cash and cash equivalents.

Our net income increased $25.4 million, or 23.4%, in 2025, compared to 2024. Net income per fully diluted share increased to $4.67 in 2025, compared to $3.79 in 2024, an increase of 23.2%.

Cash flows from operations enabled us to make $62.7 million of capital investments in 2025. It also enabled us to pay $6.9 million in dividends in 2025 and increase our cash and cash equivalents balances to $371.1 million as of December 31, 2025, compared to $278.0 million as of December 31, 2024. As of December 31, 2025 and 2024, we had no debt outstanding.

Our new vertical kiln and related equipment and infrastructure at our Texas Lime plant is expected to start up in the summer of 2026. We expect the total costs of the Texas kiln project to be approximately $65 million when completed. As of December 31, 2025, we have paid an aggregate of $37.3 million on the project, and we anticipate most of the remaining costs will be paid in 2026. We will begin to depreciate the new kiln and related equipment when they consistently produce commercially saleable quicklime.

In January 2026, much of North America experienced an expansive major winter storm which interrupted commerce in the areas we serve. Our plants did not sustain any damage from the storm, but product shipments were interrupted for a period of time. The impact, if any, on our first quarter 2026 financial performance, has not been determined. In addition to shipment delays to our customers from weather-related interruptions, we anticipate the weakness in demand we saw from our roof shingle customers in the fourth quarter 2025 will continue in early 2026.

On February 2, 2026, we announced that our Board of Directors had declared a regular quarterly cash dividend of $0.06 per share. The dividend is payable on March 13, 2026, to stockholders of record on February 20, 2026.

Absent a significant acquisition opportunity arising during 2026, we anticipate funding our operating and capital needs and our regular cash dividends from our cash balances on hand and cash flows from operations.

**Our Operations.**

We produce and sell crushed limestone, PLS, aggregate, quicklime, hydrated lime and lime slurry. The principal factors affecting our success are the level of demand and prices for our products and whether we are able to maintain sufficient production levels and product quality while controlling costs.

Adverse weather conditions, such as ice storms, freezing weather, hurricanes, tornadoes, excessive rains, and flooding, generally reduce the demand for lime and limestone products supplied to construction-related customers that account for a significant amount of our revenues. Inclement weather also interferes with our open-pit mining operations and can disrupt our plant production and product shipments. In addition to weather, various maintenance, environmental, accident, and other operational and construction issues can also disrupt our operations and increase our operating expenses.

Demand for our lime and limestone products in our market areas is also affected by general economic, political, and regulatory conditions, the pace of construction, including the level of governmental and private funding for highway, infrastructure, and data center construction, utility plant usage of coal for power generation, the demand for steel, the demand for roof shingles, and the level and oil and gas drilling in our markets.

Texas continues to invest heavily in its transportation infrastructure, including directing certain sales and use tax revenues, state motor vehicle sales and rental tax revenues, and oil and gas tax revenues to the State Highway Fund, as required under the Texas constitution. The major metropolitan areas in Texas continue to experience net population growth and are characterized by solid new housing demand and related infrastructure growth. With these funding sources and investment, we expect to see strong continued demand from our construction customers, but the timing and amount of any increase in demand is uncertain and subject to weather, political, economic, and other factors.

Our modernization and expansion and development projects in Texas, Arkansas, and Oklahoma, our acquisitions in Oklahoma and Missouri, and our Texas slurry operations have positioned us to meet the demand for high-quality lime and limestone products in our markets. Our modernization and expansion and development projects have also equipped us with up-to-date, fuel-efficient plant facilities, which have resulted in lower production costs and greater operating efficiencies, thus enhancing our competitive position. All of our rotary kilns are preheater kilns, and the addition of the vertical kiln at St. Clair further increased the fuel efficiency of our fleet of kilns. Future projects, such as our new kiln project at Texas Lime, will create opportunities for further fuel efficiency.

For our plants to operate at peak efficiency, we must meet operational challenges that arise from time to time, including bringing new facilities on-line and refurbishing and/or improving acquired facilities, as well as operating existing facilities efficiently. We also incur ongoing costs for maintenance and to remain in compliance with rapidly changing Environmental Laws and health and safety and other regulations.

Our primary variable cost is energy. Prices for coal, petroleum coke, diesel, natural gas, electricity, transportation, and freight are volatile. In addition, our freight costs, including the cost of diesel, to deliver our products can be high relative to the value of our products.

Historically, we have been able to mitigate to some degree the impact of volatile energy costs by varying the mixes of fuel used in our kilns, and by passing on some of any increase in costs to our customers, where possible, through higher prices and/or surcharges on certain products.  In addition, we continually look for other ways to better manage our energy costs at our plants.  Finally, we have not engaged in any significant hedging activity in an effort to control our energy costs but may do so in the future.

We continue to believe that the enhanced efficiency and production capacity resulting from our modernization and expansion and development projects in Texas, Arkansas, and Oklahoma, our expanded slurry operations, our acquisitions, including the acquisitions of Carthage and Mill Creek, and the operational strategies that we have implemented have allowed us to increase our efficiency, grow production capacity, improve product quality, better serve existing customers, attract new customers, and control costs.  However, there can be no assurance that demand and prices for our lime and limestone products will enable us to fully utilize any additional production capacity, nor that our production will not be adversely affected by weather, maintenance, regulatory, accident, cybersecurity, and other operational and construction issues; that we can successfully invest in improvements to our existing facilities and acquisitions; that our results will not be adversely affected by increases in fuel, natural gas, electricity, transportation, and freight costs, taxes, or new environmental, health and safety, or other regulatory requirements; or that, with increasing competition with other lime and limestone producers, our revenues, gross profit, net income, and cash flows can be maintained or improved.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES.

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities, at the date of our financial statements. Actual results may differ from these estimates and judgments under different assumptions or conditions and historical trends.

Critical accounting policies are defined as those that are reflective of significant management judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. We believe the following critical accounting policies require the most significant management estimates and judgments used in the preparation of our consolidated financial statements.

**Contingencies.**  We are party to proceedings, lawsuits, and claims arising in the normal course of business relating to regulatory, labor, product, and other matters. We are required to estimate the likelihood of any adverse judgments or outcomes with respect to these matters, as well as potential ranges of possible losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, including coverage under our insurance policies. This determination may change in the future because of new information or developments.

**Income taxes.**  We utilize the asset and liability approach in reporting our income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. We establish valuation allowances when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax related interest and penalties are included in income tax expense.  We also assess individual tax positions to determine if they meet the criteria for some or all of the benefits of that position to be recognized in our financial statements and only recognize tax positions that meet the more-likely-than-not recognition threshold.

**Environmental costs and liabilities.**  We record environmental accruals, including accrued reclamation costs, in other liabilities, based on studies and estimates, when it is probable we have incurred a reasonably estimable cost or liability. The accruals are adjusted when further information warrants an adjustment. Environmental expenditures that extend the life, increase the capacity, or improve the safety or efficiency of Company-owned assets or are incurred to mitigate or prevent future possible environmental issues are capitalized. Other environmental costs are expensed when incurred.

## RESULTS OF OPERATIONS.

The following table sets forth certain financial information expressed as a percentage of revenues for the three years ended December 31, 2025:

| | Year Ended December 31, | | |
| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Revenues | 100.0 % | 100.0 % | 100.0 % |
| Cost of revenues | | | |
|   Labor and other operating expenses | (44.4) | (47.2) | (55.1) |
|   Depreciation, depletion and amortization | (6.7) | (7.5) | (8.3) |
|     **Gross profit** | **48.9** | **45.3** | **36.6** |
| Selling, general and administrative expenses | (6.5) | (5.9) | (6.2) |
|     **Operating profit** | **42.4** | **39.4** | **30.4** |
| Other (income) expense, net | 3.5 | 3.6 | 2.8 |
| Income tax expense | (9.9) | (8.7) | (6.7) |
|     **Net income** | **36.0 %** | **34.3 %** | **26.5 %** |

### 2025 vs. 2024

Our revenues in 2025 increased to $372.7 million from $317.7 million in 2024, an increase of $55.0 million, or 17.3%. The increase in revenues in 2025 was due to an 11.7% increase in sales volumes and a 5.6% increase in average selling prices for our lime and limestone products. The increase in sales volumes was principally due to increased demand from our construction, including the construction of some large data centers in the regions we serve, environmental, and steel customers, partially offset by decreased demand from our oil and gas services customers.

Our gross profit increased to $182.4 million in 2025 from $144.0 million in 2024, an increase of $38.4 million, or 26.7%. The increase in gross profit in 2025, compared to 2024, resulted primarily from the increased revenues discussed above.

Selling, general and administrative expenses ("SG&A") increased to $24.5 million in 2025, an increase of $5.5 million, or 28.8%, compared to $19.1 million in 2024. As a percentage of revenues, SG&A was 6.5% in 2025, compared to 5.9% in 2024. The increase in SG&A was primarily due to increased personnel expenses in 2025 compared to 2024.

Other (income) expense, net was $13.2 million income in 2025, compared to $11.5 million income in 2024, an increase of $1.7 million. The increase in other (income) expense, net in 2025, compared to 2024, was due to interest earned on higher average balances of our cash and cash equivalents.

Income tax expense was $36.7 million in 2025, for an effective rate of 21.5%, compared to $27.5 million in 2024, for an effective rate of 20.2%, an increase of $9.2 million, primarily due to the increase in income before income taxes in 2025, compared to 2024. Our effective income tax rates in 2025 and 2024 were increased from the statutory rate primarily due to state income taxes and disallowed executive compensation, and reduced primarily by statutory depletion in excess of basis.

Net income increased to $134.3 million ($4.67 per share diluted) in 2025, compared to $108.8 million ($3.79 per share diluted) in 2024, an increase of $25.4 million, or 23.4%.

### 2024 vs. 2023

Our revenues in 2024 increased to $317.7 million from $281.3 million in 2023, an increase of $36.4 million, or 12.9%. The increase in revenues in 2024 was due to a 14.2% increase in average selling prices for our lime and limestone products, partially offset by a 1.2% decrease in sales volumes. The decrease in sales volume was primarily due to decreased demand from our construction customers, partially offset by increased demand from our industrial, environmental, and roof shingle customers.

Our gross profit increased to $144.0 million in 2024 from $102.9 million in 2023, an increase of $41.1 million, or 40.0%. The increase in gross profit in 2024, compared to 2023, resulted primarily from the increased revenues discussed above.

SG&A increased to $19.1 million in 2024, an increase of $1.6 million, or 9.2%, compared to $17.4 million in 2023. As a percentage of revenues, SG&A was 5.9% in 2024, compared to 6.2% in 2023.  The increase in SG&A was primarily due to increased personnel expenses, including stock-based compensation, in 2024, compared to 2023.

Other (income) expense, net was $11.5 million income in 2024, compared to $7.9 million income in 2023, an increase of $3.5 million. The increase in other (income) expense, net in 2024, compared to 2023, was due to interest earned on higher average balances of our cash and cash equivalents.

Income tax expense was $27.5 million in 2024, for an effective rate of 20.2%, compared to $18.8 million in 2023, for an effective rate of 20.2%, an increase of $8.7 million, primarily due to the increase in income before income taxes in 2024, compared to 2023.  Our effective income tax rates in 2024 and 2023 were reduced from the statutory rate primarily due to statutory depletion in excess of basis, and increased primarily due to disallowed executive compensation and state income taxes.

Net income increased to $108.8 million ($3.79 per share diluted) in 2024, compared to $74.5 million ($2.61 per share diluted) in 2023, an increase of $34.3 million, or 46.0%.

**Summary of Quarterly Financial Data**
**(dollars in thousands except per share amounts)**

|  | 2025 | | | |
|  | March 31, | June 30, | September 30, | December 31, |
|---|---|---|---|---|
| Revenues | $ 91,253 | 91,518 | 102,016 | 87,940 |
| Gross profit | $ 46,156 | 41,878 | 52,189 | 42,175 |
| Operating profit | $ 39,894 | 35,689 | 46,262 | 36,014 |
| Net income | $ 34,113 | 30,831 | 38,782 | 30,549 |
|  |  |  |  |  |
| Basic income per common share | $ 1.19 | 1.08 | 1.35 | 1.07 |
| Diluted income per common share | $ 1.19 | 1.07 | 1.35 | 1.06 |

|  | 2024 | | | |
|  | March 31, | June 30, | September 30, | December 31, |
|---|---|---|---|---|
| Revenues | $ 71,687 | 76,545 | 89,427 | 80,062 |
| Gross profit | $ 30,607 | 34,822 | 43,113 | 35,439 |
| Operating profit | $ 25,759 | 29,940 | 38,137 | 31,087 |
| Net income | $ 22,439 | 26,057 | 33,353 | 26,990 |
|  |  |  |  |  |
| Basic income per common share | $ 0.79 | 0.91 | 1.17 | 0.94 |
| Diluted income per common share | $ 0.78 | 0.91 | 1.16 | 0.94 |

**FINANCIAL CONDITION.**

**Capital Requirements.**  We require capital primarily for normal recurring capital and re-equipping projects, modernization and expansion and development projects, and acquisitions.  Our capital needs are expected to be met principally from cash on hand, cash flows from operations, and our $75.0 million revolving credit facility.

We expect to spend approximately $25.0 million per year over the next several years for normal recurring capital and re-equipping projects at our plants and facilities to maintain or improve efficiency, ensure compliance with

Environmental Laws, meet customer needs, and reduce costs. As of December 31, 2025, we had $18.6 million in open orders for equipment and construction services contracts, including $15.9 million of contractual obligations relating to the new kiln project at Texas Lime.

**Liquidity and Capital Resources.** Net cash provided by operating activities was $165.0 million in 2025, compared to $126.0 million in 2024, an increase of $39.0 million, or 30.9%. Our net cash provided by operating activities is composed of net income, depreciation, depletion and amortization ("DD&A"), other non-cash items included in net income, and changes in working capital. In 2025, net cash provided by operating activities was principally composed of $134.3 million net income, $25.2 million DD&A, and $8.1 million stock-based compensation, partially offset by a $0.7 million decrease in deferred income taxes and a $2.6 million decrease from changes in working capital. In 2025, the changes in working capital were principally composed of a $4.0 million increase in trade receivables, net, primarily as a result of increased sales in the fourth quarter 2025, compared to the fourth quarter 2024, and a $3.2 million increase in inventories, primarily due to increases in the costs of our supply of critical parts, partially offset by a $4.5 million increase in accounts payable and accrued expenses. In 2024, net cash provided by operating activities was principally composed of $108.8 million net income, $24.2 million DD&A, and $4.9 million stock-based compensation, partially offset by a $1.0 million decrease in deferred income taxes and an $11.0 million decrease from changes in working capital. In 2024, the changes in working capital were principally composed of a $5.9 million increase in trade receivables, net, primarily as a result of increased sales in the fourth quarter 2024, compared to the fourth quarter 2023, a $3.4 million increase in inventories, primarily due to increases in the costs of our supply of critical parts and the volume of our solid fuel stockpiles, and a $1.0 million decrease in accounts payable and accrued expenses.

Net cash used in investing activities was $62.5 million for 2025, compared to $26.9 million for 2024. Net cash used in investing activities for 2025 included $35.9 million on the Texas kiln project and $4.6 million for real property purchases. Net cash used in investing activities for 2024 included $1.4 million on the Texas kiln project and $1.6 million for real property purchases.

Net cash used in financing activities primarily consisted of $6.9 million for dividend payments and $2.7 million to repurchase shares of our common stock in 2025, compared to $5.7 million for dividend payments and $3.5 million to repurchase shares of our common stock in 2024.

Our cash and cash equivalents at December 31, 2025 increased to $371.1 million from $278.0 million at December 31, 2024.

**Banking Facilities and Debt.** Our credit agreement with Wells Fargo Bank, N.A. (the "Lender"), as amended as of August 3, 2023, provides for a $75 million revolving credit facility (the "Revolving Facility") and an incremental four-year accordion feature to borrow up to an additional $50 million on the same terms, subject to approval by the Lender or another lender selected by us. The credit agreement also provides for a $10 million letter of credit sublimit under the Revolving Facility. The Revolving Facility and any incremental loans mature on August 3, 2028.

Interest rates on the Revolving Facility are, at our option, SOFR, plus a SOFR adjustment rate of 0.10%, plus a margin of 1.000% to 2.000%, or the Lender's Prime Rate, plus a margin of 0.000% to 1.000%, and a commitment fee range of 0.225% to 0.350% on the undrawn portion of the Revolving Facility. The Revolving Facility interest rate margins and commitment fee are determined quarterly in accordance with a pricing grid based upon our Cash Flow Leverage Ratio, defined as the ratio of our total funded senior indebtedness to earnings before interest, taxes, depreciation, depletion, amortization, and stock-based compensation expense ("EBITDA") for the 12 months ended on the last day of the most recent calendar quarter, plus pro forma EBITDA from any businesses acquired during the period. Pursuant to a security agreement, dated August 25, 2004, the Revolving Facility is secured by our existing and hereafter acquired tangible assets, intangible assets, and real property. The maturity of the Revolving Facility and any incremental loans can be accelerated if any event of default, as defined under the credit agreement, occurs. Our maximum Cash Flow Leverage Ratio is 3.50 to 1.

We may pay dividends so long as we remain in compliance with the provisions of our credit agreement, and we may purchase, redeem, or otherwise acquire shares of our common stock so long as our pro forma Cash Flow Leverage Ratio is less than 3.00 to 1.00 and no default or event of default exists or would exist after giving effect to such stock repurchase.

At December 31, 2025, we had no debt outstanding and no draws on the Revolving Facility other than $4.7 million of letters of credit, principally related to the Texas kiln project, which count as draws against the available commitment under the Revolving Facility.

**Common Stock Buybacks.** We spent $2.7 million, $3.5 million, and $1.3 million in 2025, 2024, and 2023, respectively, to repurchase treasury shares tendered for payment of the tax withholding liability upon the lapse of restrictions on restricted stock.

**Contractual Obligations.** The following table sets forth our contractual obligations as of December 31, 2025 (in thousands):

| | | Payments Due by Period | | | |
| Contractual Obligations | Total | 1 Year | 2 - 3 Years | 4 - 5 Years | More Than 5 Years |
|---|---|---|---|---|---|
| Operating leases[1] | $ 4,394 | 1,713 | 1,983 | 408 | 290 |
| Limestone mineral leases | $ 2,315 | 123 | 354 | 283 | 1,555 |
| Purchase obligations[2][3] | $ 41,009 | 34,989 | 6,020 | — | — |
| Other liabilities | $ 1,401 | 120 | 240 | 240 | 801 |
| Total | $ 49,119 | 36,945 | 8,597 | 931 | 2,646 |

(1)  Represents operating leases for railcars, corporate office space, and some equipment that are either non-cancelable or subject to significant penalty upon cancellation.

(2)  Of these obligations, $3,749 were recorded on the Consolidated Balance Sheet at December 31, 2025.

(3)  Purchase obligations includes enforceable agreements to purchase goods, equipment, or services that specify all significant terms, including fixed or minimum quantities to be purchased, generally pertaining to fuel contracts, fixed-price provisions, and the approximate timing of the transaction, and are either non-cancelable or subject to significant penalty upon cancellation, including $15.9 million, $2.7 million of which is on the Consolidated Balance Sheet at December 31, 2025, related to the Texas kiln project.

Absent a significant acquisition, we believe that cash on hand and cash flows from operations will be sufficient to meet our operating needs, ongoing capital needs, including our current and possible future modernization and expansion and development projects, such as the Texas kiln project, and liquidity needs and allow us to pay our regular cash dividends for the short-term and beyond.

**Off-Balance Sheet Arrangements.** We do not utilize off-balance sheet financing arrangements.

## ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

## INTEREST RATE RISK.

We could be exposed to changes in interest rates, primarily as a result of floating interest rates on the Revolving Facility. There was no outstanding balance on the Revolving Facility subject to interest rate risk at December 31, 2025. Any future borrowings under the Revolving Facility would be subject to interest rate risk. Additionally, our cash and cash equivalents earn interest which is reported in Other (income) expense, net on the Consolidated Statements of Income. A future decrease in interest rates could reduce the amount of interest that we earn on our cash and cash equivalents.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.**

**Index to Consolidated Financial Statements.**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
United States Lime & Minerals, Inc.

## Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of United States Lime & Minerals, Inc. (a Texas corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 26, 2026 expressed an unqualified opinion.

## Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2005.

Dallas, Texas
February 26, 2026

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
United States Lime & Minerals, Inc.

## Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of United States Lime & Minerals, Inc. (a Texas corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 26, 2026 expressed an unqualified opinion on those financial statements.

## Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2005.

Dallas, Texas
February 26, 2026

**United States Lime & Minerals, Inc.**
**Consolidated Balance Sheets**

**(dollars in thousands, except share and per share amounts)**

| | | December 31, 2025 | | December 31, 2024 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current assets | | | | |
| Cash and cash equivalents | $ | 371,124 | $ | 278,031 |
| Trade receivables, net | | 47,933 | | 43,982 |
| Inventories | | 30,908 | | 27,686 |
| Prepaid expenses and other current assets | | 5,351 | | 5,083 |
| Total current assets | | 455,316 | | 354,782 |
| Property, plant and equipment | | | | |
| Mineral reserves and land | | 67,817 | | 60,952 |
| Proved natural gas properties, successful-efforts method | | 15,934 | | 15,934 |
| Buildings and building and leasehold improvements | | 13,527 | | 13,246 |
| Machinery and equipment | | 447,545 | | 393,312 |
| Furniture and fixtures | | 1,422 | | 1,409 |
| Automotive equipment | | 8,367 | | 8,393 |
| Property, plant, and equipment | | 554,612 | | 493,246 |
| Less accumulated depreciation and depletion | | (333,191) | | (310,355) |
| Property, plant, and equipment, net | | 221,421 | | 182,891 |
| Operating lease right-of-use assets | | 3,864 | | 4,855 |
| Other assets, net | | 443 | | 635 |
| **Total assets** | $ | 681,044 | $ | 543,163 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current liabilities | | | | |
| Accounts payable | $ | 14,516 | $ | 8,819 |
| Current portion of operating lease liabilities | | 1,643 | | 1,602 |
| Accrued expenses | | 7,473 | | 6,541 |
| Total current liabilities | | 23,632 | | 16,962 |
| Deferred tax liabilities, net | | 22,999 | | 23,659 |
| Operating lease liabilities, excluding current portion | | 2,370 | | 3,437 |
| Other liabilities | | 1,283 | | 1,364 |
| **Total liabilities** | | 50,284 | | 45,422 |
| **Commitments and contingencies** (Note 8) | | | | |
| Stockholders' equity | | | | |
| Preferred stock, $5.00 par value; authorized 500,000 shares; none issued | | — | | — |
| Common stock, $0.10 par value; 45,000,000 shares authorized at December 31, 2025 and 2024; 29,742,653 and 29,671,768 shares issued at December 31, 2025 and 2024, respectively | | 2,975 | | 2,968 |
| Additional paid-in capital | | 48,839 | | 40,549 |
| Retained earnings | | 643,025 | | 515,622 |
| Less treasury stock, 1,074,460 and 1,051,931 shares at December 31, 2025 and 2024, respectively, at cost | | (64,079) | | (61,398) |
| **Total stockholders' equity** | | 630,760 | | 497,741 |
| **Total liabilities and stockholders' equity** | $ | 681,044 | $ | 543,163 |

The accompanying notes are an integral part of these consolidated financial statements.

**United States Lime & Minerals, Inc.**
**Consolidated Statements of Income**

**(dollars in thousands, except per share amounts)**

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Revenues | $ | 372,727 | $ | 317,721 | $ | 281,330 |
| Cost of revenues | | | | | | |
|   Labor and other operating expenses | | 165,452 | | 149,885 | | 154,930 |
|   Depreciation, depletion and amortization | | 24,877 | | 23,855 | | 23,533 |
| | | 190,329 | | 173,740 | | 178,463 |
|     **Gross profit** | | 182,398 | | 143,981 | | 102,867 |
| Selling, general, and administrative expenses | | 24,539 | | 19,058 | | 17,445 |
|     **Operating profit** | | 157,859 | | 124,923 | | 85,422 |
| | | | | | | |
| Other (income) expense, net | | (13,158) | | (11,460) | | (7,940) |
|     **Income before income tax expense** | | 171,017 | | 136,383 | | 93,362 |
| Income tax expense | | 36,742 | | 27,544 | | 18,813 |
|     **Net income** | $ | 134,275 | $ | 108,839 | $ | 74,549 |
| **Net income per share of common stock** | | | | | | |
|   Basic | $ | 4.69 | $ | 3.81 | $ | 2.62 |
|   Diluted | $ | 4.67 | $ | 3.79 | $ | 2.61 |

The accompanying notes are an integral part of these consolidated financial statements

## United States Lime & Minerals, Inc.
## Consolidated Statements of Stockholders' Equity

### (dollars in thousands)

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|
| | Shares Outstanding | Amount | | | | |
| **Balances at December 31, 2022** | 28,410,395 | 2,941 | 32,258 | 342,504 | (56,615) | 321,088 |
| Stock options exercised | 46,440 | 5 | 108 | — | — | 113 |
| Stock-based compensation | 93,765 | 9 | 3,173 | — | — | 3,182 |
| Treasury shares purchased | (27,820) | — | — | — | (1,274) | (1,274) |
| Cash dividends paid | — | — | — | (4,554) | — | (4,554) |
| Net income | — | — | — | 74,549 | — | 74,549 |
| **Balances at December 31, 2023** | 28,522,780 | 2,955 | 35,539 | 412,499 | (57,889) | 393,104 |
| Stock options exercised | 52,025 | 5 | 125 | — | — | 130 |
| Stock-based compensation | 73,060 | 8 | 4,885 | — | — | 4,893 |
| Treasury shares purchased | (28,028) | — | — | — | (3,509) | (3,509) |
| Cash dividends paid | — | — | — | (5,716) | — | (5,716) |
| Net income | — | — | — | 108,839 | — | 108,839 |
| **Balances at December 31, 2024** | 28,619,837 | 2,968 | 40,549 | 515,622 | (61,398) | 497,741 |
| Stock options exercised | 12,000 | 1 | 159 | — | — | 160 |
| Stock-based compensation | 58,885 | 6 | 8,131 | — | — | 8,137 |
| Treasury shares purchased | (22,529) | — | — | — | (2,681) | (2,681) |
| Cash dividends paid | — | — | — | (6,872) | — | (6,872) |
| Net income | — | — | — | 134,275 | — | 134,275 |
| **Balances at December 31, 2025** | 28,668,193 | $ 2,975 | $ 48,839 | $ 643,025 | $ (64,079) | $ 630,760 |

The accompanying notes are an integral part of these consolidated financial statements.

**United States Lime & Minerals, Inc.**
**Consolidated Statements of Cash Flows**

**(dollars in thousands)**

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| **OPERATING ACTIVITIES:** | | | |
| Net income | $ 134,275 | $ 108,839 | $ 74,549 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, depletion, and amortization | 25,219 | 24,169 | 23,827 |
| Amortization of deferred financing costs | 18 | 27 | 17 |
| Deferred income taxes | (660) | (1,000) | (923) |
| Loss on disposition of property, plant, and equipment | 584 | 49 | 363 |
| Stock-based compensation | 8,137 | 4,893 | 3,182 |
| Changes in operating assets and liabilities: | | | |
| Trade receivables, net | (3,951) | (5,930) | (4,460) |
| Inventories | (3,222) | (3,373) | (4,734) |
| Prepaid expenses and other current assets | (268) | (443) | (1,140) |
| Other assets | 402 | (97) | (142) |
| Accounts payable and accrued expenses | 4,537 | (1,010) | 1,666 |
| Other liabilities | (101) | (104) | 54 |
| Net cash provided by operating activities | 164,970 | 126,020 | 92,259 |
| **INVESTING ACTIVITIES:** | | | |
| Purchase of property, plant, and equipment | (62,698) | (27,414) | (34,250) |
| Proceeds from sale of property, plant, and equipment | 214 | 556 | 2,286 |
| Net cash used in investing activities | (62,484) | (26,858) | (31,964) |
| **FINANCING ACTIVITIES:** | | | |
| Cash dividends paid | (6,872) | (5,716) | (4,554) |
| Proceeds from exercise of stock options | 160 | 130 | 113 |
| Purchase of treasury shares | (2,681) | (3,509) | (1,274) |
| Net cash used in financing activities | (9,393) | (9,095) | (5,715) |
| Net increase in cash and cash equivalents | 93,093 | 90,067 | 54,580 |
| Cash and cash equivalents at beginning of period | 278,031 | 187,964 | 133,384 |
| Cash and cash equivalents at end of period | $ 371,124 | $ 278,031 | $ 187,964 |

The accompanying notes are an integral part of these consolidated financial statements.

(1) <u>Summary of Significant Accounting Policies</u>

(a)      Organization and Presentation

United States Lime & Minerals, Inc. (the "Company") is a manufacturer of lime and limestone products, supplying primarily the construction (including highway, road, and building contractors), industrial (including paper and glass manufacturers), environmental (including municipal sanitation and water treatment facilities and flue gas treatment processes), metals (including steel producers), roof shingle manufacturers, agriculture (including poultry producers),  and oil and gas services industries. The Company is headquartered in Dallas, Texas and operates lime and limestone plants and distribution facilities in Arkansas, Colorado, Louisiana, Missouri, Oklahoma, and Texas through its wholly owned subsidiaries, Arkansas Lime Company, ART Quarry TRS LLC (DBA Carthage Crushed Limestone), Colorado Lime Company, Mill Creek Dolomite, LLC, Texas Lime Company, U.S. Lime Company, U.S. Lime Company-Shreveport, U.S. Lime Company-St. Clair, and U.S. Lime Company-Transportation.  In addition, the Company, through its wholly owned subsidiary, U.S. Lime Company-O & G, LLC, has royalty and non-operated working interests in natural gas wells located in Johnson County, Texas, in the Barnett Shale Formation.

On July 12, 2024, the Company effected a 5-for-1 split of its common stock in the form of a stock dividend of four additional shares of common stock for each share outstanding to stockholders of record at the close of business on June 21, 2024 (the "Stock Split").  All share and per share information, including stock-based compensation, throughout this Report on Form 10-K has been retroactively adjusted to reflect the Stock Split. The shares of common stock retain a par value of $0.10 per share. Accordingly, an amount equal to the aggregate par value of the additional shares issued in the Stock Split was reclassified from additional paid-in capital to common stock for all periods presented.

The number and terms of stock-based compensation awards outstanding on the date of the Stock Split were adjusted, in order to prevent dilution or enlargement of the rights of participants under the Company's 2001 Long-Term Incentive Plan, as Amended and Restated (the "Plan").  The fair value of all outstanding awards immediately after the Stock Split did not change when compared to the fair value of such awards immediately prior to the Stock Split. In addition, there was no change to the vesting conditions or classification of any of the awards. No incremental compensation expense was recognized as a result of such adjustments.

(b)      Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.

(c)      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and judgments.

(d)      Statements of Cash Flows

For purposes of reporting cash flows, the Company considers all bank deposits, money market funds, and highly liquid debt instruments with maturities at the time of purchase of three months or less to be cash

**(dollars in thousands, except per share amounts)**

equivalents. Cash equivalents are carried at cost plus accrued interest, which approximates fair market value. Supplemental cash flow information is presented below:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Cash paid during the year for: | | | |
| Interest | $ 117 | 169 | 196 |
| Income taxes, net of refunds | $ 37,670 | 30,057 | 17,994 |
| Non-cash investing activities: | | | |
| Purchase of property, plant, and equipment included in accounts payable and accrued expenses | $ 3,749 | 1,657 | 1,196 |

(e) Revenue Recognition

The Company recognizes revenue for its lime and limestone operations when (i) a contract with the customer exists and the performance obligations are identified; (ii) the price has been established; and (iii) the performance obligations have been satisfied, which is at a point in time, generally upon shipment. Revenues include external freight billed to customers, with related costs accounted for as fulfillment costs and included in cost of revenues. The Company operates within a single geographic region. The Company's returns and allowances are minimal. External freight billed to customers included in revenues was $48,886, $45,514, and $46,270 for 2025, 2024, and 2023, respectively, which approximates the amount of external freight included in cost of revenues. Sales taxes billed to customers are not included in revenues.

(f) Fair Value

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The carrying values of cash and cash equivalents, trade receivables, other current assets, accounts payable, and accrued expenses approximate fair value due to the short maturities of these instruments.

(g) Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high-credit quality financial institutions and in a money market fund that invests only in United States Treasury obligations. The Company's cash and cash equivalents at commercial banking institutions normally exceed federally insured limits.

The majority of the Company's trade receivables are unsecured. Payment terms for all trade receivables are based on the underlying purchase orders, contracts, or purchase agreements, and are generally fixed, short-term, and do not contain a significant financing component. The Company estimates credit losses relating to trade receivables based on an assessment of the current and forecasted probability of collection, historical trends, economic conditions, and other significant events that may impact the collectability of trade receivables. Due to the relatively homogenous nature of its trade receivables, the Company does not believe there is any meaningful asset-specific differences within its accounts receivable portfolio that would require the portfolio to be grouped below the consolidated level for review of credit losses. Credit losses relating to trade receivables have generally been within management expectations and historical trends. Uncollected trade receivables are

**(dollars in thousands, except per share amounts)**

charged-off when identified by management to be unrecoverable. Trade receivables are presented net of the related estimated credit losses, which totaled $601 at both December 31, 2025 and 2024. Additions, adjustments for expected credit loss factors, and write-offs to the Company's estimated credit losses during the years ended December 31 were as follows:

| | 2025 | 2024 |
|---|---|---|
| Beginning balance | $ 601 | $ 575 |
| Additions | 81 | 110 |
| Adjustments for expected credit loss factors | — | — |
| Write-offs | (81) | (84) |
| Ending balance | $ 601 | $ 601 |

(h) Inventories

Inventories are valued principally at the lower of cost, determined using the average cost method, or net realizable value. Costs for raw materials and finished goods include materials, labor, and production overhead. A summary of inventories is as follows:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Lime and limestone inventories: | | |
| Raw materials | $ 8,312 | $ 8,947 |
| Finished goods | 3,815 | 3,000 |
| | 12,127 | 11,947 |
| Parts inventories | 18,781 | 15,739 |
| | $ 30,908 | $ 27,686 |

(i) Property, Plant and Equipment

For major constructed assets, the capitalized cost includes the price paid by the Company for labor and materials plus interest and internal and external project management costs that are directly related to the constructed assets. Machinery and equipment at December 31, 2025 and 2024 included $46,157 and $8,098, respectively, of construction in progress for various capital projects. No interest costs were capitalized for the years ended December 31, 2025 and 2024. At December 31, 2025 and 2024, accounts payable and accrued expenses included $3,749 and $1,657, respectively, of capitalized costs. Selling, general, and administrative expenses included depreciation expense of $342, $318, and $294 in 2025, 2024, and 2023, respectively. Depreciation of property, plant and equipment is being provided for by the straight-line method over estimated useful lives as follows:

| | |
|---|---|
| Buildings and building and leasehold improvements | 3 - 25 years |
| Machinery and equipment | 2 - 30 years |
| Furniture and fixtures | 3 - 10 years |
| Automotive equipment | 3 - 10 years |

Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. When units of property are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income.

**United States Lime & Minerals, Inc.**

**Notes to Consolidated Financial Statements (Continued)**

**(dollars in thousands, except per share amounts)**

**Years Ended December 31, 2025, 2024 and 2023**

The Company expenses all exploration costs as incurred, as well as costs incurred at an operating quarry or mine, other than capital expenditures and inventory. Costs to acquire mineral reserves are capitalized upon acquisition. Costs incurred to develop new mineral reserves, to expand the capacity of a quarry or mine, or to develop quarry or mine areas substantially in advance of current production are capitalized once proven and probable reserves exist and can be economically produced. For each quarry or mine, capitalized costs to acquire and develop mineral reserves are depleted using the units-of-production method based on the proven and probable reserves for such quarry or mine.

The Company reviews its long-lived assets for impairment, and, when events or circumstances indicate the carrying amount of an asset may not be recoverable, the Company determines if impairment of value exists. If the estimated undiscounted future net cash flows are less than the carrying amount of the asset, an impairment exists, and an impairment loss must be calculated and recorded. If an impairment exists, the impairment loss is calculated based on the excess of the carrying amount of the asset over the asset's fair value. Any impairment loss is treated as a permanent reduction in the carrying value of the asset. The Company had no impairments in the years presented in the financial statements.

(j)      Asset Retirement Obligations

The Company recognizes legal obligations for reclamation and remediation associated with the retirement of long-lived assets at their fair value at the time the obligations are incurred ("AROs"). Over time, the liability for AROs is recorded at its present value each period through accretion expense, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the AROs for the recorded amount or recognizes a gain or loss. The Company's AROs of $1,401 and $1,484 as of December 31, 2025 and 2024, respectively, are included in Other liabilities and Accrued expenses on the Company's Consolidated Balance Sheets. As of December 31, 2025, assets, net of accumulated depreciation, associated with the Company's AROs totaled $535. During 2025 and 2024, the Company spent $172 and $94, respectively, on its AROs, and recognized accretion expense of $89, $102, and $99 in 2025, 2024, and 2023, respectively, on its AROs.

The AROs were estimated based on studies and the Company's process knowledge and estimates and are discounted using a credit adjusted risk-free interest rate. The AROs are adjusted when further information warrants an adjustment. The Company estimates annual expenditures of approximately $100 per year in years 2026 through 2030 relating to its AROs.

(k)      Accrued Expenses

Accrued expenses consist of the following:

|  | December 31, | |
| --- | --- | --- |
|  | 2025 | 2024 |
| Personnel related expenses | $ 3,766 | $ 3,371 |
| Income taxes | 201 | 466 |
| Other taxes | 1,466 | 1,098 |
| Utilities | 1,137 | 893 |
| Other | 903 | 713 |
|  | $ 7,473 | $ 6,541 |

**(dollars in thousands, except per share amounts)**

(l) Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded at their present value when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals will coincide with completion of a feasibility study or the Company's commitment to a formal plan of action.

The Company incurred capital expenditures related to environmental matters of $1,579 in 2025, $997 in 2024, and $1,456 in 2023.

(m) Income and Dividends Per Share of Common Stock

The following table sets forth the computation of basic and diluted income per common share:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Net income for basic and diluted income per common share | $ 134,275 | $ 108,839 | $ 74,549 |
| Weighted-average shares for basic income per common share | 28,634,843 | 28,579,354 | 28,461,955 |
| Effect of dilutive securities: | | | |
| Employee and director stock options(1) | 98,345 | 109,017 | 71,425 |
| Adjusted weighted-average shares and assumed exercises for diluted income per common share | 28,733,188 | 28,688,371 | 28,533,380 |
| Basic net income per common share | $ 4.69 | $ 3.81 | $ 2.62 |
| Diluted net income per common share | $ 4.67 | $ 3.79 | $ 2.61 |

(1) Excludes 9,375 stock options in 2023 as antidilutive because the exercise price exceeded the average per share market price for the period presented. No stock options were excluded in 2025 and 2024 as antidilutive.

The Company paid $0.24, $0.20, and $0.16 of cash dividends per share of common stock in 2025, 2024, and 2023, respectively.

(n) Stock-Based Compensation

The Company expenses all stock-based payments to employees and directors, including grants of stock options and restricted stock, in the Company's Consolidated Statements of Income based on their fair values. Compensation cost is recognized on a straight-line basis over the vesting period.

(o) Income Taxes

The Company utilizes the asset and liability approach in its reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances

(dollars in thousands, except per share amounts)

are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax related interest and penalties are included in income tax expense.

The Company also assesses individual tax positions to determine if they meet the criteria for some or all of the benefits of that position to be recognized in the Company's financial statements. The Company only recognizes tax positions that meet the more-likely-than-not recognition threshold.

(p) New Accounting Pronouncements

Improvements to Income Tax Disclosures – In December 2023, the Financial Accounting Standards Board ("FASB") issued guidance that expands income tax disclosures for public entities, including requiring enhanced disclosures related to the rate reconciliation and income taxes paid information ("ASU 2023-09"). ASU 2023-09 is effective for annual disclosures for fiscal years beginning after December 15, 2024. The guidance has been applied on a retrospective basis to all prior periods presented. The Company adopted ASU 2023-09 in the fourth quarter of 2025. See Note (4) Income Taxes.

Expense Disaggregation Disclosures - In November 2024, the FASB issued guidance that requires disclosure of specified information about certain costs and expenses in the notes to the consolidated financial statements ("ASU 2024-03"). ASU 2024-03 requires, among other things, public business entities include tabular and qualitative disclosures that disaggregate each relevant expense caption on the face of a statement of income and include certain natural expenses relevant to the Company. ASU 2024-03 is to be applied on a prospective basis and is effective for annual reporting periods beginning after December 15, 2026. This ASU will likely result in additional disclosures being included in the Company's consolidated financial statements once adopted.

**(2) Banking Facilities and Debt**

The Company's credit agreement with Wells Fargo Bank, N.A. (the "Lender"), as amended as of August 3, 2023, provides for a $75,000 revolving credit facility (the "Revolving Facility") and an incremental four-year accordion feature to borrow up to an additional $50,000 on the same terms, subject to approval by the Lender or another lender selected by the Company. The credit agreement also provides for a $10,000 letter of credit sublimit under the Revolving Facility. The Revolving Facility and any incremental loans mature on August 3, 2028.

Interest rates on the Revolving Facility are, at the Company's option, SOFR, plus a SOFR adjustment rate of 0.10%, plus a margin of 1.000% to 2.000%, or the Lender's Prime Rate, plus a margin of 0.000% to 1.000%, and a commitment fee range of 0.225% to 0.350% on the undrawn portion of the Revolving Facility. The Revolving Facility interest rate margins and commitment fee are determined quarterly in accordance with a pricing grid based upon the Company's Cash Flow Leverage Ratio, defined as the ratio of the Company's total funded senior indebtedness to earnings before interest, taxes, depreciation, depletion, amortization, and stock-based compensation expense ("EBITDA") for the 12 months ended on the last day of the most recent calendar quarter, plus pro forma EBITDA from any businesses acquired during the period. Pursuant to a security agreement, dated August 25, 2004, the Revolving Facility is secured by the Company's existing and hereafter acquired tangible assets, intangible assets, and real property. The maturity of the Revolving Facility and any incremental loans can be accelerated if any event of default, as defined under the credit agreement, occurs. The Company's maximum Cash Flow Leverage Ratio is 3.50 to 1.

The Company may pay dividends so long as it remains in compliance with the provisions of the Company's credit agreement, and may purchase, redeem, or otherwise acquire shares of its common stock so long as its pro forma

(dollars in thousands, except per share amounts)

Cash Flow Leverage Ratio is less than 3.00 to 1.00 and no default or event of default exists or would exist after giving effect to such stock repurchase.

The Company had no debt outstanding at December 31, 2025 or 2024. The Company had $4,691 of letters of credit issued at December 31, 2025, which count as draws against the available commitment under the Revolving Facility.

**(3) Leases**

The Company has operating leases for the use of equipment, corporate office space, and some of its terminal and distribution facilities. The leases have remaining lease terms of 0 to 8 years, with a weighted-average remaining lease term of 4 years at December 31, 2025. Some operating leases include options to extend the leases for up to 5 years. The Company's lease calculations include the impact of options to extend when it is reasonably certain the Company will exercise the option. The Company used a weighted-average discount rate of 5.5% and 6.4% for leases entered into during 2025 and 2024, respectively. The components of net operating lease costs for 2025, 2024, and 2023 were as follows:

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| | **Classification** | **2025** | **2024** | **2023** |
| Operating lease costs[1] | Cost of revenues | $ 3,442 | $ 2,642 | $ 3,090 |
| Operating lease costs[1] | Selling, general and administrative expenses | 318 | 307 | 216 |
| Rental revenues | Revenues | (222) | (332) | (470) |
| Rental revenues | Other (income) expense, net | (91) | (95) | (91) |
| Net operating lease costs | | $ 3,447 | $ 2,522 | $ 2,745 |

(1) Includes the costs of leases with a term of one year or less.

**(dollars in thousands, except per share amounts)**

As of December 31, 2025, future minimum payments under operating leases that were either non-cancelable or subject to significant penalty upon cancellation, including future minimum payments under renewal options that the Company is reasonably certain to exercise, were as follows:

| | |
|---|---|
| 2026 | $ 1,712 |
| 2027 | 1,339 |
| 2028 | 645 |
| 2029 | 217 |
| 2030 | 191 |
| Thereafter | 290 |
| Total future minimum lease payments | 4,394 |
| Less imputed interest | (381) |
| Present value of lease liabilities | $ 4,013 |

Supplemental cash flow information pertaining to the Company's leasing activity for the years ended December 31, 2025, 2024, and 2023 was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Cash payments for lease liabilities included in operating cash flows | $ 2,006 | $ 1,954 | $ 1,641 |
| Right-of-use assets obtained in exchange for operating lease obligations | $ 508 | $ 998 | $ 1,286 |

**(4) <u>Income Taxes</u>**

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was signed into law. The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act of 2017, including 100% bonus depreciation. The OBBBA did not have a material impact on the Company's effective income tax rate for 2025, but it did reduce the Company's cash tax outflows in 2025 from what they would have been under the previous federal tax law.

Income tax expense for the years ended December 31 was as follows:

| | **2025** | **2024** | **2023** |
|---|---|---|---|
| Current income tax expense | | | |
| Federal | $ 34,540 | 27,099 | 18,734 |
| State | 2,862 | 1,445 | 1,002 |
| Deferred income tax (benefit) expense | | | |
| Federal | (817) | (1,173) | (1,385) |
| State | 157 | 173 | 462 |
| Income tax expense | $ 36,742 | $ 27,544 | $ 18,813 |

The Company pays United States federal and state taxes. Federal and state income taxes paid, net of refunds, for the years ended December 31 were as follows:

| | **2025** | **2024** | **2023** |
|---|---|---|---|
| Federal | $ 34,750 | $ 29,550 | $ 17,300 |
| State | 2,920 | 507 | 694 |
| Total | $ 37,670 | $ 30,057 | $ 17,994 |

**United States Lime & Minerals, Inc.**

**Notes to Consolidated Financial Statements (Continued)**

**(dollars in thousands, except per share amounts)**

**Years Ended December 31, 2025, 2024 and 2023**

A reconciliation of income taxes computed at the federal statutory rate to income tax expense for the years ended December 31 is as follows:

| | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income |
| Income taxes computed at the federal statutory rate | $ 35,914 | 21.0 % | $ 28,640 | 21.0 % | $ 19,606 | 21.0 % |
| (Reduction) increase in taxes resulting from: | | | | | | |
| State income taxes, net of federal income tax benefit | 2,577 | 1.5 | 682 | 0.5 | 1,144 | 1.2 |
| Nontaxable or nondeductible items: | | | | | | |
| Statutory depletion in excess of basis | (2,738) | (1.6) | (2,701) | (2.0) | (2,172) | (2.3) |
| Disallowed executive compensation | 1,301 | 0.8 | 2,040 | 1.5 | 818 | 0.9 |
| Stock-based compensation | (168) | (0.1) | (1,105) | (0.8) | (218) | (0.2) |
| Other | (144) | (0.1) | (12) | 0.0 | (365) | (0.4) |
| Income tax expense | $ 36,742 | 21.5 % | $ 27,544 | 20.2 % | $ 18,813 | 20.2 % |

The majority of the Company's state income taxes (greater than 50%) were paid in Texas, Arkansas, and Oklahoma for all years presented.

Components of the Company's deferred tax liabilities and assets are as follows:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Deferred tax liabilities | | |
| Property, plant and equipment | $ 23,644 | $ 24,187 |
| Operating lease right-of-use assets | 860 | 1,095 |
| | 24,504 | 25,282 |
| Deferred tax assets | | |
| Operating lease liabilities | 893 | 1,136 |
| Other | 613 | 487 |
| | 1,506 | 1,623 |
| Deferred tax liabilities, net | $ 22,998 | $ 23,659 |

Current income taxes are classified on the Company's Consolidated Balance Sheets as follows:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Accrued expenses | $ 201 | $ 466 |

The Company had no federal net operating loss carry forwards at December 31, 2025. The Company reduces deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. Deferred tax assets are considered fully recognizable because of the Company's recent income history and expectations of income in the future. The Company's federal income tax returns for the year ended December 31, 2022 and subsequent years remain subject to examination. The Company's income tax returns in certain state income tax jurisdictions remain subject to examination for various periods for the year ended December 31, 2021 and subsequent years.

**(dollars in thousands, except per share amounts)**

**(5) Employee Retirement Plans**

The Company has a contributory retirement (401(k)) savings plans for non-union employees and for union employees of Arkansas Lime Company, Carthage Crushed Limestone, and Texas Lime Company. Company contributions to these plans were $389, $352 and $329 in 2025, 2024, and 2023, respectively.

**(6) Stock-Based Compensation**

The Plan provides for stock options, restricted stock, and dollar-denominated cash awards, including performance-based awards. In addition to stock options, restricted stock, and cash awards, the Plan provides for the grant of stock appreciation rights, deferred stock, and other stock-based awards to directors, officers, employees, and consultants.

The Plan was amended in 2024 to increase the number of shares of Company common stock reserved for stock-based awards under the Plan and to make other changes. At December 31, 2025, the number of shares of common stock remaining available for future grants of stock options, restricted stock, or other forms of stock-based awards under the Plan was 774,101. Stock options granted under the Plan expire ten years from the date of grant and generally become exercisable, or vest, immediately. Restricted stock generally vests over periods of one-half to three years. Upon the exercise of stock options, the Company issues common stock from its non-issued authorized or treasury shares that have been reserved for issuance pursuant to the Plan. Forfeitures are recognized in the period they occur.

The Company recorded $8,137, $4,893, and $3,182 for stock-based compensation expense related to stock options and shares of restricted stock for 2025, 2024, and 2023, respectively. The amounts included in cost of revenues were $352, $320, and $248 and in selling, general, and administrative expense were $7,785, $4,573, and $2,934, for 2025, 2024, and 2023, respectively.

A summary of the Company's stock option and restricted stock activity and related information for the year ended December 31, 2025 and certain other information for the years ended December 31, 2025, 2024, and 2023 are as follows:

| | Stock Options | Weighted-Average Exercise Price | Aggregate Intrinsic Value | Restricted Stock | Weighted-Average Grant-Date Fair Value |
|---|---|---|---|---|---|
| Outstanding (stock options); non-vested (restricted stock) at December 31, 2024 | 167,000 | $ 28.13 | $ 17,469 | 79,007 | $ 98.09 |
| Granted | 3,809 | 99.81 | 76 | 59,315 | 116.63 |
| Exercised (stock options); vested (restricted stock) | (12,000) | 13.34 | 958 | (71,559) | 109.33 |
| Forfeited | — | — | — | (445) | 59.46 |
| Outstanding (stock options); non-vested (restricted stock) at December 31, 2025 | 158,809 | $ 30.97 | $ 14,097 | 66,318 | $ 102.81 |
| Exercisable at December 31, 2025 | 158,809 | $ 30.97 | $ 14,097 | n/a | n/a |

**(dollars in thousands, except per share amounts)**

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Weighted-average fair value of stock options granted during the year | $ 36.76 | $ 27.04 | $ 16.86 |
| Weighted-average remaining contractual life for stock options in years | 5.45 | 5.92 | 6.85 |
| Total fair value of stock options vested during the year | $ 368 | $ 744 | $ 434 |
| Total intrinsic value of stock options exercised during the year | $ 958 | $ 3,455 | $ 1,589 |
| Total fair value of restricted stock vested during the year | $ 7,824 | $ 3,839 | $ 2,663 |

There were no non-vested stock options at December 31, 2025, and the weighted-average remaining contractual life of the outstanding and exercisable stock options at such date was 5.45 years. The total compensation cost not yet recognized for restricted stock at December 31, 2025 was $6,312, which will be recognized over the weighted average of 1.03 years.

The fair value for the stock options was estimated at the date of grant using a lattice-based option valuation model, with the following weighted-average assumptions for the 2025, 2024, and 2023 grants: risk-free interest rates of 3.72% in 2025, 4.57% in 2024, and 3.41% to 3.84% (weighted average 3.74%) in 2023; a dividend yield of 0.24% in 2025, 0.31% in 2024, and 0.35% to 0.48% (weighted average 0.39%) in 2023; and a volatility factor of .358 in 2025, .406 in 2024, and .389 to .400 (weighted average .397) in 2023, based on the daily per-share closing prices for 5 years preceding the date of issuance. In addition, the fair value of these options was estimated based on an expected life of 5 years. The fair value of restricted stock is based on the closing per-share price of the Company's common stock on the date of grant.

**(7) Share Repurchases**

During 2025, pursuant to provisions in the Plan that allow employees and directors to pay the tax withholding liability upon the lapse of restrictions on restricted stock in either cash and/or delivery of shares of the Company's common stock, the Company repurchased 22,529 shares at a weighted-average price of $119.00 per share.

**(8) Commitments and Contingencies**

The Company is party to lawsuits and claims arising in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial condition, results of operations, cash flows, or competitive position.

The Company is not contractually committed to any planned capital expenditures until actual orders are placed for equipment or services. At December 31, 2025, the Company had $18,599 for open equipment and construction services contracts.

**(9) Reportable Segment**

The Company is managed as one reportable segment, lime and limestone operations, based on the distinctness of the Company's activities and products. All operations are in the United States. During 2024, the Company determined that the activities of its natural gas interests and the associated level of review of those activities by the CODM precluded the natural gas activities from meeting the definition of an operating segment, as provided in ASC 280. In addition, previously unallocated items, including cash, interest income and expense, and other expense are now included as part of lime and limestone operations, and consolidated net income is now used as the measure of segment profit or loss. Segment disclosures for 2023 have been recast to be consistent with the 2025 and 2024 presentations.

**(dollars in thousands, except per share amounts)**

The Company's CODM is the chief executive officer. The lime and limestone operations segment derives revenues from the sale of crushed limestone, pulverized limestone, aggregate, quicklime, hydrated lime, and lime slurry. The accounting policies of the lime and limestone operations segment are the same as those described in Note (1) Summary of Significant Accounting Policies.

In evaluating the operating results of the Company, the CODM assesses performance for the lime and limestone operations segment and decides how to allocate resources (including, but not limited to, decisions on fuel blends, capital purchases, and staffing levels) based on net income that is also reported on the Consolidated Statements of Income. The measure of segment assets is reported on the Consolidated Balance Sheets as "Total assets" and the measure of segment capital expenditures is reported on the Consolidated Statements of Cash Flows as "Purchase of property, plant, and equipment."

The following table presents revenue, significant expenses, and profit for the years ended December 31, 2025, 2024, and 2023 as reviewed and used by the CODM. There are no other significant segment items or reconciling items to consolidated net income.

| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Revenues | $ 372,727 | $ 317,721 | $ 281,330 |
| Less: | | | |
| Fuel, energy, and transportation | 89,598 | 82,232 | 88,521 |
| Depreciation, depletion, and amortization | 24,877 | 23,855 | 23,533 |
| Outside services, maintenance, and supplies | 33,871 | 28,536 | 29,310 |
| Personnel expenses, cost of revenues | 32,857 | 30,980 | 29,209 |
| Other cost of revenues | 9,126 | 8,137 | 7,890 |
| Selling, general, and administrative expenses | 24,539 | 19,058 | 17,445 |
| Other (income) expense, net | (13,158) | (11,460) | (7,940) |
| Income tax expense | 36,742 | 27,544 | 18,813 |
| Net income | $ 134,275 | $ 108,839 | $ 74,549 |

**(10) Subsequent Events**

On February 2, 2026, the Company declared a regular quarterly cash dividend of $0.06 per share on the Company's common stock. This dividend is payable on March 13, 2026 to stockholders of record at the close of business on February 20, 2026.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

## ITEM 9A. CONTROLS AND PROCEDURES.

***Evaluation of disclosure controls and procedures.*** The Company's management, with the participation of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Report on Form 10-K. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures as of the end of the period covered by this Report were effective.

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2025, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in the 2013 "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

Grant Thornton LLP, the Company's independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting, which appears elsewhere in this Report on Form 10-K.

***Changes in internal control over financial reporting.*** No change in the Company's internal control over financial reporting occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION.

Not applicable.

## ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

**PART III**

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.**

The information appearing under "Election of Directors," "Information About Our Nominees for Director," "Information About Our Executive Officers Who Are Not Directors," and "Corporate Governance" in the definitive Proxy Statement for the Company's 2026 Annual Meeting of Shareholders (the "2026 Proxy Statement") is hereby incorporated by reference in answer to this Item 10. The Company anticipates that it will file the 2026 Proxy Statement with the SEC on or before April 30, 2026.

**ITEM 11. EXECUTIVE COMPENSATION.**

The information appearing under "Executive Compensation" and "Compensation of Directors" in the 2026 Proxy Statement is hereby incorporated by reference in answer to this Item 11.

**ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.**

The information appearing under "Voting Securities and Principal Shareholder," "Shareholdings of Company Directors and Executive Officers," and "Executive Compensation" in the 2026 Proxy Statement is hereby incorporated by reference in answer to this Item 12.

**ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.**

The information appearing under "Voting Securities and Principal Shareholder" and "Corporate Governance" in the 2026 Proxy Statement is hereby incorporated by reference in answer to this Item 13.

**ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.**

The information appearing under "Independent Auditors" in the 2026 Proxy Statement is hereby incorporated by reference in answer to this Item 14.

**PART IV**

**ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.**

(a)     1.   The following financial statements are included in Item 8:

Reports of Independent Registered Public Accounting Firm (PCAOB ID Number 248)
Consolidated Financial Statements:
   Consolidated Balance Sheets as of December 31, 2025 and 2024;
   Consolidated Statements of Income for the Years Ended December 31, 2025, 2024 and 2023;
   Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2025, 2024 and 2023;
   Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023; and
   Notes to Consolidated Financial Statements.

2.   All financial statement schedules are omitted because they are not applicable or are immaterial or the required information is presented in the consolidated financial statements or the related notes.

(b)     Exhibits

The Exhibit Index set forth below is incorporated by reference in response to this Item.

EXHIBIT INDEX

3.1     Articles of Amendment to the Restated Articles of Incorporation, as Amended, of United States Lime & Minerals, Inc., dated as of May 2, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed May 6, 2024, File Number 000-04197).

3.2     Restated Articles of Incorporation, as Amended, of United States Lime & Minerals, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, File Number 000-04197).

3.3     Amended and Restated Bylaws of United States Lime & Minerals, Inc. as of October 30, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, File Number 000-04197).

4.1     Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as Amended (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed May 6, 2024, File Number 000-04197).

10.1.1   United States Lime & Minerals, Inc. 2001 Long-Term Incentive Plan, as Amended and Restated (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 6, 2024, File Number 000-04197).

10.1.2   Form of restricted stock grant agreement under the United States Lime & Minerals, Inc. 2001 Long-Term Incentive Plan, as Amended and Restated (incorporated by reference to Exhibit 10.1.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024, File Number 000-4197).

10.2 Employment Agreement effective as of January 1, 2025, with certain amendments effective as of August 1, 2024, between United States Lime & Minerals, Inc. and Timothy W. Byrne, including Cash Performance Bonus Award Agreement dated as of January 1, 2025 between United States Lime and Minerals, Inc. and Timothy W. Byrne, set forth as Exhibit A thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, File Number 000-04197).

10.3 Tenth Amendment to the Credit Agreement dated as of August 3, 2023 among United States Lime & Minerals, Inc., each lender from time to time a party thereto, and Wells Fargo, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2023, File Number 000-4197).

10.4 Security Agreement dated as of August 25, 2004 among United States Lime & Minerals, Inc., Arkansas Lime Company, Colorado Lime Company, Texas Lime Company and U. S. Lime Company-Houston, in favor of Wells Fargo Bank, N. A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 31, 2004, File Number 000-4197).

19.1 United States Lime & Minerals, Inc. Insider Trading Policy, as Amended and Restated, dated February 26, 2025 (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024, File Number 000-4197).

21.1 Subsidiaries of the Company.

23.1 Consent of Independent Registered Public Accounting Firm.

23.2 Consent of Qualified Person.

31.1 Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer.

31.2 Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer.

32.1 Section 1350 Certification by Chief Executive Officer.

32.2 Section 1350 Certification by Chief Financial Officer.

95.1 Mine Safety Disclosures.

96.1 Technical Report Summary on Texas Lime Company Limestone Operation, Johnson County, Texas, USA, effective December 31, 2023, with a report date of February 20, 2024 (incorporated by reference to Exhibit 96.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, File Number 000-4197).

96.2 Technical Report Summary on Arkansas Lime Company Limestone Operation, Independence County, Arkansas, USA effective December 31, 2023, with a report date of February 20, 2024 (incorporated by reference to Exhibit 96.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, File Number 000-4197).

96.3 Technical Report Summary on ACT Holdings Company Limestone Operation, Izzard County, Arkansas, USA, effective December 31, 2023, with a report date of February 20, 2024 (incorporated by reference to Exhibit 96.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, File Number 000-4197).

96.4     Technical Report Summary on U.S. Lime Company-St. Clair Limestone Operation, Sequoyah County, Oklahoma, USA, effective December 31, 2023, with a report date of February 20, 2024 (incorporated by reference to Exhibit 96.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, File Number 000-4197).

97.1     United States Lime & Minerals, Inc Compensation Recovery Policy dated November 15, 2023 (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, File Number 000-4197).

101     Interactive Data Files (formatted as Inline XBRL).

104     Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

Exhibits 10.1.1 through 10.2 are management contracts or compensatory plans or arrangements required to be filed as exhibits.

**ITEM 16.  FORM 10-K SUMMARY.**

    Not Applicable.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED STATES LIME & MINERALS, INC.

Date: February 26, 2026     By:     /s/ TIMOTHY W. BYRNE
<br>Timothy W. Byrne,
<br>*President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: February 26, 2026     By:     /s/ TIMOTHY W. BYRNE
<br>Timothy W. Byrne,
<br>*President, Chief Executive Officer, and Director*
<br>*(Principal Executive Officer)*

Date: February 26, 2026     By:     /s/ MICHAEL L. WIEDEMER
<br>Michael L. Wiedemer,
<br>*Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)*

Date: February 26, 2026     By:     /s/ ANTOINE M. DOUMET
<br>Antoine M. Doumet,
<br>*Director and Chairman of the Board*

Date: February 26, 2026     By:     /s/ RICHARD W. CARDIN
<br>Richard W. Cardin,
<br>*Director*

Date: February 26, 2026     By:     /s/ SANDRA C. DUHÉ
<br>Sandra C. Duhé,
<br>*Director*

Date: February 26, 2026     By:     /s/ TOM S. HAWKINS, JR.
<br>Tom S. Hawkins,
<br>*Director*

Date: February 26, 2026     By:     /s/ LILA R. WEIRICH
<br>Lila R. Weirich,
<br>*Director*

Date: February 26, 2026     By:     /s/ JON A. WOLKENSTEIN
<br>Jon A. Wolkenstein,
<br>*Director*

[This page intentionally left blank]

[This page intentionally left blank]

# DIRECTORY

## DIRECTORS

Timothy W. Byrne [1]
*President and Chief Executive Officer,
United States Lime & Minerals, Inc.*

Richard W. Cardin [2,3,4]
*Retired Partner, Arthur Andersen LLP*

Antoine M. Doumet [1,3,4]
*Chairman, United States Lime & Minerals,
Inc.*
*Private businessman and investor*

Sandra C. Duhé [2,3,4]
*Managing Director, Duhé Ventures, LLC*

Tom S. Hawkins, Jr. [2,3,4]
*Retired President of the Louisiana Division
of Atmos Energy Corporation*

Lila R. Weirich [3,4]
*Former Sales Director, Austin White Lime
Company*

Jon A. Wolkenstein [2,4]
*Retired Partner, Grant Thornton LLP*

[1]    Executive Committee
[2]    Audit Committee
[3]    Nominating and Corporate Governance Committee
[4]    Compensation Committee

## EXECUTIVE OFFICERS

Timothy W. Byrne
*President and Chief Executive Officer*

John J. Gagnon
*Vice President – Business Development*

Nathan M. O'Neill
*Vice President – Production*

Timothy W. Stone
*Vice President – Sales and Marketing*

Michael L. Wiedemer
*Vice President and Chief Financial
Officer*

## CORPORATE OFFICE

5429 LBJ Freeway, Suite 230
Dallas, TX 75240
Phone: (972) 991-8400
E-mail:   uslime@uslm.com
Website: www.uslm.com

## TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box 43006
Providence, RI 02940
Overnight Mail:
150 Royal Street, Suite 101
Canton, MA 02021
Phone: (877) 373-6374

## INDEPENDENT AUDITORS

Grant Thornton LLP
Dallas, Texas

## STOCK LISTED

The Nasdaq Global Select Market®
Symbol:  USLM

## COUNSEL

Morgan, Lewis & Bockius LLP
New York, NY

# OPERATING SUBSIDIARIES

**Arkansas Lime Company**
P.O. Box 2356
Batesville, AR 72503
Tel:   (870) 793-2301

**Colorado Lime Company**
1468 Hwy. 50
Delta, CO 81416
Tel:   (970) 874-8300

**Carthage Crushed Limestone**
P.O. Box 1086
Carthage, MO 64836
Tel:   (417) 526-5600

**Texas Lime Company**
P.O. Box 851
Cleburne, TX 76033
Tel:   (817) 641-4433

**U.S. Lime Company**
5420 Allison Rd.
Houston, TX 77048
Tel:   (713) 987-5463

**U.S. Lime Co. - Transportation**
5429 LBJ Freeway, Suite 230
Dallas, TX 75240
Tel:   (972) 991-5690

**U.S. Lime Company - St. Clair**
P.O. Box 160
Marble City, OK 74945
Tel:   (918) 775-4466

**U.S. Lime Company - Shreveport**
P.O. Box 6771
Shreveport, LA 71136
Tel:   (318) 865-9655

**Mill Creek Dolomite, LLC**
P.O. Box 239
Mill Creek, OK 74856
Tel:   (580) 384-5271



**UNITED STATES LIME & MINERALS, INC.**

5429 LBJ FREEWAY • SUITE 230 • DALLAS • TEXAS • 75240 • WWW.USLM.COM